      As filed with the Securities and Exchange Commission on May 9, 1997

                                                           File No.  333-19605


                                                              File No.  811-4372
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [   ]
     Pre-Effective Amendment No.    1                                 [ X ]
                                  -----

     Post-Effective Amendment No.                                     [   ]
                                  -----

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [   ]

     Amendment No.    22                                              [ X ]
                    ------


              HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT TWO
                           (Exact Name of Registrant)

                         HARTFORD LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              200 Hopmeadow Street
                          Simsbury, Connecticut  06089
                   (Address of Depositor's Principal Offices)

                                 (860) 843-7563
               (Depositor's Telephone Number, Including Area Code)

                          Margaret E. Hankard, Esquire
                              200 Hopmeadow Street
                          Simsbury, Connecticut  06089
                     (Name and Address of Agent for Service)

                                    Copy to:

                           David S. Goldstein, Esquire
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registrant statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(a)


      N-4 Item No.                               Prospectus Heading
     -------------                               --------------------
1.   Cover Page                                   Hartford Life Insurance Company - Separate Account Two

2.   Definitions                                  Definitions

3.   Condensed Financial Information              Accumulation Unit Values

4.   Synopsis or Highlights                       Summary


5.   General Description of                       Hartford, the Separate Account
     Registrant                                   and the Funds


6.   Deductions                                   Contract Fees and Charges


7.   General Description of Annuity               Description of the Contracts, Contract
     Contracts Information                        Fees and Charges and Additional Contract


8.   Annuity Period                               Selecting an Annuity Payment Option

9.   Death Benefit                                Description of the Contracts

10.  Purchases and Contract Value                 Description of the Contracts

11.  Redemptions                                  Surrenders

12.  Taxes                                        Federal Tax Considerations

13.  Legal Proceedings                            Legal Proceedings



14.  Table of Contents of the Statement           Table of Contents to Statement
     Additional Information                       of Additional Information


15.  Cover Page                                   Part B; Statement of Additional Information

16.  Table of Contents                            Table of Contents

17.  General Information and History              Introduction

18.  Services                                     None


19.  Purchase of Securities                       Distribution of Contracts
     being Offered

20.  Underwriters                                 Distribution of Contracts

21.  Calculation of Performance Data              Calculation of Yield and Return

22.  Annuity Payments                             Annuity Benefits

23.  Financial Statements                         Financial Statements

24.  Financial Statements and Exhibits            Financial Statements and Exhibits

25.  Directors and Officers of the                Directors and Officers of the
     Depositor                                    Depositor

26.  Persons Controlled by or Under               Persons Controlled by or Under
     Common Control with the                      Common Control with the Depositor
     Depositor or Registrant                      or Registrant

27.  Number of Contract Owners                    Number of Contract Owners

28.  Indemnification                              Indemnification

29.  Principal Underwriters                       Principal Underwriters

30.  Location of Accounts and                     Location of Accounts and Records
     Records

31.  Management Services                          Management Services

32.  Undertakings                                 Undertakings


                       INDIVIDUAL SINGLE PREMIUM PAYMENT
                      IMMEDIATE VARIABLE ANNUITY CONTRACT
                                  ISSUED BY:
                        HARTFORD LIFE INSURANCE COMPANY
                             200 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                       1-800-862-6668 (CONTRACT OWNERS)
   [LOGO]         1-800-862-7155 (INVESTMENT REPRESENTATIVES)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


This prospectus ("Prospectus") describes the individual variable immediate annuity contract (the "Contract") offered by Hartford Life Insurance Company ("Hartford"). The Contract may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.



Contract Owner(s) may allocate the Premium Payment and transfer Contract Value to one or more Sub-Accounts of Hartford Life Insurance Company Separate Account Two (the "Separate Account"). The assets of each Sub-Account are invested solely in a corresponding mutual fund (the "Funds"). The Funds are:


Hartford Advisers Fund, Inc.                   Hartford Bond Fund, Inc.
Hartford Capital Appreciation Fund, Inc.       Hartford Dividend and Growth Fund, Inc.
Hartford Index Fund, Inc.                      Hartford International Advisers Fund, Inc.
HVA Money Market Fund, Inc.                    Hartford Mortgage Securities Fund, Inc.
Hartford Small Company Fund, Inc.              Hartford Stock Fund, Inc.
Hartford International Opportunities Fund,
Inc.


Under the Contract, Hartford makes periodic Annuity Payments to the Contract Owner(s) (or other designated Payee). The dollar amount of each Annuity Payment varies according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Contract Owner(s) bear the investment risk of amounts invested in the Separate Account.



This Prospectus sets forth the basic information regarding the Contract and the Separate Account that a prospective investor should know before purchasing a Contract. The prospectus for the Funds, which provides information regarding investment objectives and policies of each Fund, should be read in conjunction with this Prospectus. A Statement of Additional Information providing additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents for the Statement of Additional Information ("Statement") is on page 36 of this Prospectus. Call 1-800-862-6668, or write Hartford at its Home Office to obtain a free copy of the Statement.


--------------------------------------------------------------------------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.
--------------------------------------------------------------------------------

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF THE PREMIUM PAYMENT (PRINCIPAL).
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
 THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


PROSPECTUS DATED: MAY   , 1997
STATEMENT OF ADDITIONAL INFORMATION DATED: MAY   , 1997

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 DEFINITIONS...........................................................    3
 FEE AND EXPENSE TABLES................................................    5
 SUMMARY...............................................................    7
 HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS..........................    8
   Hartford Life Insurance Company.....................................    8
   Separate Account Two................................................    8
   The Funds...........................................................    8
 DESCRIPTION OF THE CONTRACTS..........................................   10
   Purchasing a Contract...............................................   10
   Right to Examine the Contract.......................................   10
   Crediting and Allocating the Premium Payment........................   10
   Contract Value -- Before Income Start Date..........................   10
   The Net Investment Factor...........................................   11
   Sub-Account Value Transfers Before and After Income Start Date......   11
   Surrenders..........................................................   12
   Death Before Income Start Date......................................   12
   Death On or After the Income Start Date.............................   12
   Determination of the Death Benefit..................................   12
   Distribution Requirements: Prior to the Income Start Date...........   13
   Payments Under the Contract.........................................   13
 SELECTING AN ANNUITY PAYMENT OPTION...................................   13
   Annuity Payment Options.............................................   13
   Annuity Calculation Date and Income Start Date......................   14
   Income Payment Dates................................................   14
   Variable Annuity Payments...........................................   14
 CONTRACT FEES AND CHARGES.............................................   16
   Contingent Deferred Sales Charge....................................   16
   Premium Tax Charge..................................................   16
   Mortality and Expense Risk Charge...................................   16
   Fund Expenses.......................................................   16
 ADDITIONAL CONTRACT INFORMATION.......................................   16
   Contract Ownership..................................................   16
   Changing the Contract Owner or Beneficiary..........................   17
   Misstatement of Age or Sex..........................................   17
   Change of Contract Terms............................................   17
   Reports to Contract Owners..........................................   17
   Miscellaneous.......................................................   17
   Voting Privileges...................................................   18
 FEDERAL TAX CONSIDERATIONS............................................   18
   General.............................................................   18
   Taxation of Hartford and the Separate Account.......................   18
   Taxation of Purchasers of Non-Qualified Contracts...................   18
   Taxation of Purchasers of Qualified Contracts.......................   21
   Federal Income Tax Withholding......................................   22
   Contract Owners That Are Nonresident Aliens or Foreign
    Corporations.......................................................   22
   Other Tax Consequences..............................................   22
 OTHER INFORMATION.....................................................   23
   Distribution of the Contracts.......................................   23
   Legal Proceedings...................................................   23
 EXPERTS...............................................................   23
 ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF
   RETURN..............................................................   24
 ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORIC RATES OF RETURN......   31
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.............   36

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  DEFINITIONS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Sub-Account Value prior to the Annuity Calculation Date.


ANNIVERSARY VALUE: The Commuted Value calculated as of a Contract Anniversary.



ANNUITANT: The person (or persons) whose life (or lives) determines the Annuity Payments payable under the Contract and whose death determines the Death Benefit after the Income Start Date. With regard to joint and last survivor Annuity Payment Options, the maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Provisions relating to an action by the Annuitant mean, in case of joint Annuitants, both Annuitants acting jointly. Unless otherwise specified, the Contract Owner is the Annuitant.



ANNUITY CALCULATION DATE: The date as of which the first Annuity Payment will be calculated. It will be no more than five days prior to the Income Start Date. Values calculated prior to the Income Start Date but after the Annuity Calculation Date will equal values as of the Annuity Calculation Date.



ANNUITY PAYMENT: One of several periodic payments made by Hartford to the Payee under an Annuity Payment Option.



ANNUITY PAYMENT OPTION: The form of Annuity Payments selected by the Contract Owner. The Annuity Payment Option is shown on the Contract specifications page as the "Annuity Benefit."


ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Variable Annuity Payments.

ANNUITY UNIT FACTOR: The factor applied in computing Annuity Unit values to neutralize the effect of the Assumed Investment Return.

ASSUMED INVESTMENT RETURN (AIR): The annual rate of return shown on the specification page of the Contract. This rate is used to determine the degree of fluctuation in the amount of Variable Annuity Payments in response to fluctuations in the net investment return of selected Sub-Accounts by assuming (among other things) that the assets in the Sub-Accounts supporting the Contract will have a net annual return over the anticipated Annuity Payment period equal to that rate of return. If the actual performance of the selected Sub-Accounts is equal to the AIR, the payment will be constant. If the actual performance is greater than the AIR, the payment will increase. If the actual performance is less than the AIR, the Variable Annuity Payment amount will be lower.


BENEFICIARY: The person(s) entitled to receive the Contract Value upon the death of the Contract Owner or Annuitant prior to the Income Start Date or, the Death Benefit upon the death of the Annuitant after the Income Start Date available under some Annuity Payment Options.



CANCELLATION PERIOD: The "Right to Examine" period described on the cover page of the Contract during which the Contract Owner may return the Contract.


CODE: The Internal Revenue Code of 1986, as amended.


COMMISSION: U.S. Securities and Exchange Commission.



COMMUTED VALUE: The present value of the remaining guaranteed Annuity Payments under an Annuity Payment Option having Annuity Payments guaranteed for a specified number of years, computed using the Assumed Investment Return for the Contract and the Annuity Unit Value(s) calculated as of the date that Hartford receives a fully completed request for surrender, or Due Proof of Death of the Annuitant.


CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Issue Date.


CONTRACT ISSUE DATE: The date on which Hartford issues the Contract and on which the Contract becomes effective. The Contract Issue Date is shown on the specifications page of the Contract and is used to determine Contract Years and Contract Anniversaries.


CONTRACT OWNER(S): The person or persons who owns (or own) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. The maximum number of joint Contract Owners is two. Provisions relating to action by the Contract Owner mean, in the case of joint Contract Owners, both Contract Owners acting jointly.


CONTRACT VALUE: The sum of the Sub-Account Values under the Contract prior to the Annuity Calculation Date.



CONTRACT YEAR: A 12-month period beginning on the Contract Issue Date or on a Contract Anniversary.



DEATH BENEFIT: The amount payable by Hartford based upon the death of the Contract Owner or Annuitant prior to the Income Start Date, or upon the death of Annuitant on or after the Income Start Date. The Death Benefit is calculated as of the date that Due Proof of Death is received at Hartford.



DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford.

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

FUND: Any open-end management investment company (or investment portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.


HARTFORD: Hartford Life Insurance Company.



HOME OFFICE: Hartford's offices at 200 Hopmeadow Street, Simsbury, CT 06070 (mailing address: P.O. Box 5085, Hartford, CT 06102-5085, Attn: Individual Annuity Services).



INCOME PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which Hartford computes the Annuity Payments.


INCOME START DATE: The date as of which the Annuity Payments are to begin. It is the first Income Payment Date and is shown on the specifications page of the Contract.

IRA: An "individual retirement annuity" as described in section 408 of the Code.


JOINT ANNUITANT: A person, other than the primary Annuitant, whose life determines the Annuity Payments payable. The Contract will have a Joint Annuitant only if a joint life Annuity Payment Option is elected.


MAXIMUM ANNIVERSARY VALUE: The greatest anniversary value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary.

NET ASSET VALUE PER SHARE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for each Fund.


NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts, equal to the Net Asset Value Per Share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the Net Asset Value Per Share of the corresponding Fund at the beginning of the Valuation Period.


NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.


PAYEE: The person or party designated by the Contract Owner to receive Annuity Payments. Unless otherwise specified the Annuitant is the Payee.



PAYMENT FACTOR: The factor used on the Annuity Calculation Date to calculate the first Annuity Payment.



PREMIUM PAYMENT: The payment made to Hartford pursuant to the terms of the Contract.


PREMIUM TAX: The amount of tax charged by a state or municipality on the Premium Payment or Contract Value.


QUALIFIED CONTRACT: A Contract that is issued in connection with a retirement plan that qualifies for special federal income tax treatment under section 408 or section 457 of the Code.


SEPARATE ACCOUNT: Hartford Life Insurance Company Separate Account Two.

SUB-ACCOUNT: A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

SUB-ACCOUNT VALUE: On or before the Annuity Calculation Date, the amount is determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account.

SURRENDER VALUE: Contract Value less any applicable Premium Tax prior to the Annuity Calculation Date, or the Commuted Value less applicable contingent deferred sales charges on or after the Annuity Calculation Date.

VALUATION DAY: Every day that the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.


VARIABLE ANNUITY PAYMENT: An Annuity Payment that may vary in amount from one Income Payment Date to the next as a function of the investment performance of one or more Sub-Accounts selected by the Contract Owner to support Annuity Payments.



WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to Hartford that is manually signed by the Contract Owner(s) and received at the Home Office.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             FEE AND EXPENSE TABLES

                        Contract Owner Transaction Expenses


 Sales Charge imposed on Premium Payment...........................    None
 Contingent Deferred Sales Charge (as a percentage of Commuted
   Value)*
     First Year....................................................       6%
     Second Year...................................................       6%
     Third Year....................................................       5%
     Fourth Year...................................................       5%
     Fifth Year....................................................       4%
     Sixth Year....................................................       3%
     Seventh Year..................................................       2%
     Eighth Year...................................................       0%
     Exchange Fee..................................................    None


------------------------

* Only applies to PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, after the Income Start Date.


                        Annual Separate Account Expenses
                 (as a percentage of average annual net assets)

 Mortality and Expense Risk Charge.................................    1.25%
 Other Charges.....................................................    None
 Total Separate Account Expenses...................................    1.25%


              Annual Fund Operating Expenses After Reimbursements
                        (as a percentage of net assets)



                                                                        TOTAL FUND
                                                  MANAGEMENT   OTHER    OPERATING
                                                     FEES     EXPENSES   EXPENSES
                                                  ----------  --------  ----------
 Hartford Advisers Fund..........................   0.615%     0.017%     0.632%
 Hartford Bond Fund..............................   0.490%     0.030%     0.520%
 Hartford Capital Appreciation Fund..............   0.629%     0.017%     0.646%
 Hartford Dividend & Growth Fund.................   0.709%     0.017%     0.726%
 Hartford Index Fund.............................   0.374%     0.019%     0.393%
 Hartford International Advisers Fund............   0.746%     0.214%     0.960%
 Hartford International Opportunities Fund.......   0.691%     0.095%     0.786%
 HVA Money Market Fund...........................   0.423%     0.021%     0.444%
 Hartford Mortgage Securities Fund...............   0.424%     0.029%     0.453%
 Hartford Small Company Fund (1).................   0.577%     0.150%     0.727%
 Hartford Stock Fund.............................   0.441%     0.016%     0.457%


------------------------


(1) In 1996 management fees were waived for the Hartford Small Company Fund. In the absence of this waiver, the 1996 total expense ratio would have been .880% (annualized).


    Premium Taxes, currently ranging from 0% to 4 % may be applicable, depending upon the laws of various jurisdictions.


    The above tables are intended to assist the Contract Owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the management fees, other expenses and total expenses for each Fund for the year ended December 31, 1996. For a more complete description of the various costs and expenses, see "Charges and Deductions" and the prospectus for the Funds which accompanies this Prospectus.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLES


    A Contract Owner will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and an Annuitant age 65 with a 5% Assumed Investment Return:



1.  If the LIFE Annuity Payment Option is selected and you do not surrender your
    Contract:



SUB-ACCOUNT                                                                                     1 YEAR       3 YEARS
--------------------------------------------------------------------------------------------  -----------  -----------
Hartford Advisers Fund......................................................................   $      19          $60
Hartford Bond Fund..........................................................................          18           56
Hartford Capital Appreciation Fund..........................................................          19           60
Hartford Dividend and Growth Fund...........................................................          20           63
Hartford Index Fund.........................................................................          17           52
Hartford International Advisers Fund........................................................          23           70
Hartford International Opportunities Fund...................................................          21           64
HVA Money Market Fund.......................................................................          17           54
Hartford Mortgage Securities Fund...........................................................          17           54
Hartford Small Company Fund.................................................................          20           63
Hartford Stock Fund.........................................................................          17           54



2. If the PAYMENTS GUARANTEED FOR 20 YEARS Annuity Payment Option is selected and you do not surrender your Contract:



SUB-ACCOUNT                                                                                     1 YEAR       3 YEARS
--------------------------------------------------------------------------------------------  -----------  -----------
Hartford Advisers Fund......................................................................   $      19          $60
Hartford Bond Fund..........................................................................          18           56
Hartford Capital Appreciation Fund..........................................................          19           60
Hartford Dividend and Growth Fund...........................................................          20           63
Hartford Index Fund.........................................................................          17           52
Hartford International Advisers Fund........................................................          23           70
Hartford International Opportunities Fund...................................................          21           64
HVA Money Market Fund.......................................................................          17           54
Hartford Mortgage Securities Fund...........................................................          17           54
Hartford Small Company Fund.................................................................          20           63
Hartford Stock Fund.........................................................................          17           54



3. If the GUARANTEED PAYMENTS FOR 20 YEARS Annuity Payment Option is selected and you surrender your Contract:



SUB-ACCOUNT                                                                                     1 YEAR       3 YEARS
--------------------------------------------------------------------------------------------  -----------  -----------
Hartford Advisers Fund......................................................................   $      79    $     110
Hartford Bond Fund..........................................................................          78          106
Hartford Capital Appreciation Fund..........................................................          79          110
Hartford Dividend and Growth Fund...........................................................          80          113
Hartford Index Fund.........................................................................          77          102
Hartford International Advisers Fund........................................................          83          120
Hartford International Opportunities Fund...................................................          81          114
HVA Money Market Fund.......................................................................          77          104
Hartford Mortgage Securities Fund...........................................................          77          104
Hartford Small Company Fund.................................................................          80          113
Hartford Stock Fund.........................................................................          77          104



    THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE PERFORMANCE OR EXPENSES. THE ACTUAL EXPENSES PAID OR PERFORMANCE ACHIEVED MAY BE GREATER OR LESS THAN THOSE SHOWN.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

-------------------------------------------
                                    SUMMARY

--------------------------------
                              GENERAL DESCRIPTION


    This Prospectus is designed to provide prospective Contract Owners with information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the related Statement of Additional Information, the Contract, and the prospectus for the Funds. For further information, contact Hartford at its Home Office or your registered representative.


---------------------------------------------------
                             PURCHASING A CONTRACT


    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with a single Premium Payment to Hartford at its Home Office. The minimum Premium Payment for a Contract is $25,000.00 and the maximum Premium Payment generally is $1,000,000.00 (See "Purchasing a Contract"), unless approved by Hartford.


    Subject to certain minimum allocation requirements that may be in effect from time to time, the Premium Payment is allocated to each Sub-Account as specified on the application or order request. All percentage allocations must be in whole numbers. (See "Crediting and Allocating Premium Payments".)

---------------------------------------------------
                         RIGHT TO EXAMINE THE CONTRACT


    Contract Owners may cancel the Contract during the Cancellation Period and receive a refund equal to the Contract Value. The Cancellation Period is a ten-day period of time beginning when the Contract is received by a Contract Owner. Some states require a longer Cancellation Period and return of the Premium Payment. (See "Right to Examine the Contract".)


---------------------------------------------------
                                   TRANSFERS

    Prior to the Annuity Calculation Date, a Contract Owner may transfer all or part of any Sub-Account Value to another available Sub-Account(s), subject to certain restrictions. (See "Sub-Account Value Transfers".) Similar transfers may be made after the Income Start Date, subject to certain restrictions. (See "Variable Annuity Payments".)

---------------------------------------------------
                            ANNUITY PAYMENT OPTIONS


    The following Annuity Payment Options are available under the Contract: Life Annuity; Life Annuity with Cash Refund; Life Annuity with Payments Guaranteed For a Specified Number of Years; Joint and Last Survivor; Joint and Last Survivor Life Annuity With Payments Guaranteed For a Specified Number of Years; and Payments Guaranteed For a Specified Number of Years.


---------------------------------------------------
                                 DEATH BENEFITS

    The Contract provides for a Death Benefit, under certain Annuity Payment Options, in the event the Annuitant or Contract Owner(s) die(s) prior to the Income Start Date and if the Annuitant dies after the Income Start Date. (See "Payment Upon the Death of Any Contract Owner or the Annuitant.") Certain Annuity Payment Options do not provide a Death Benefit.

---------------------------------------------------
                                   SURRENDERS


    Upon Written Notice prior to the Annuity Calculation Date, a Contract Owner may surrender the Contract and receive the Contract Value. On or after the Income Start Date under a PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, a Contract Owner also may surrender the Contract for the Surrender Value. (See "Surrenders".) Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "Federal Tax Considerations".)


---------------------------------------------------
                                CHARGES AND FEES

    The following charges and fees are assessed under the Contracts:


    CONTINGENT DEFERRED SALES CHARGE. Hartford deducts a contingent deferred sales charge if the Contract is surrendered after the Income Start Date under PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option. The contingent deferred sales charge is 6% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the first two Contract Years; 5% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the third or fourth contract years; and decreases 1% each Contract Year up to and including the seventh Contract Year. The contingent deferred sales charge is 0% if the Contract is surrendered after the seventh Contract Year. No contingent deferred sales charge is assessed upon the death of the Annuitant after the Income Start Date.



    MORTALITY AND EXPENSE RISK CHARGE. Hartford makes a daily charge of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the Separate Accounts net assets to compensate it for assuming certain mortality and expense risks. (See "Mortality and Expense Risk Charge".)


    PREMIUM TAX CHARGE. Generally, taxes on Premium Payments, if any, are incurred as of the Annuity Calculation

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Date, and a Premium Tax Charge is Deducted from the Contract Value as of that date. These taxes currently range from 0% to 4.0% of Premium Payments. (See "Premium Tax Charge".)

    EXPENSES OF THE FUNDS. The investment experience of each Sub-Account reflects that of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. Please read the prospectus for each of the Funds for details.


---------------------------------------------------

                             HARTFORD, THE SEPARATE
                             ACCOUNT AND THE FUNDS

--------------------------------
                        HARTFORD LIFE INSURANCE COMPANY


    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately owned by The Hartford Financial Services Group, Inc., a Delaware corporation.



    Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.



---------------------------------------------------

                              SEPARATE ACCOUNT TWO


    The Separate Account is a separate investment account of Hartford established under Connecticut law on June 2, 1986. Hartford owns the assets of the Separate Account. These assets are held separate from Hartford's general account and its other separate accounts. That portion of the Separate Account's assets that is equal to the reserves and other Contract liabilities of the Separate Account is not chargeable with liabilities arising out of any other business Hartford may conduct.



    The Separate Account is registered with the Commission under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the Commission of the management of the Separate Account or of Hartford. The Separate Account is also governed by the laws of Connecticut, Hartford's state of domicile, and may also be governed by laws of other states in which Hartford does business.



    The investment in the Separate Account is allocated to one or more Sub-Accounts as per the Contract Owner specifications. Each Sub-Account is invested exclusively in the assets of one underlying Fund. The Separate Account has 11 Sub-Accounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Sub-Account are credited to or charged against that Sub-Account without regard to other income, gains or losses of Hartford.



    CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, Hartford may make the following changes to the Separate Account:


1.  Any changes required by the 1940 Act or other applicable law or regulation;

2.  combine separate accounts, including the Separate Account;

3. add new Sub-Accounts to or remove existing Sub-Accounts from the Separate Account or combine Sub-Accounts;


4. make Sub-Accounts (including new Sub-Accounts) available to such classes of Contracts as Hartford may determine;


5.  add new Funds or remove existing Funds;


6. substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if Hartford determines that investment in a Fund is no longer appropriate in light of the purposes of the Separate Account;


7. re-register the Separate Account under the 1940 Act if such registration is no longer required; and

8. operate the Separate Account as a management investment company under the 1940 Act or as any other form permitted by law.


    No such changes will be made without any necessary approval of the Commission and applicable state insurance departments. Contract Owners will be notified of any changes.


---------------------------------------------------
                                   THE FUNDS


    Each Sub-Account invests in a corresponding Fund. Each of the Funds is an open-end diversified management investment company managed by HL Investment Advisors, Inc. ("HL Advisors"), a registered investment adviser. HL Advisors has retained Wellington Management Company to

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------


act as investment sub-adviser to the Funds indicated by an asterisk. In addition, HL Advisors has entered into an investment services agreement with Hartford Investment Management Company ("HIMCO"), for the provision of investment services to the remaining Funds. The Funds, as well as a brief description of their investment objective, are provided below:


HARTFORD ADVISERS FUND, INC.*

    Seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

HARTFORD BOND FUND, INC.

    Seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

HARTFORD CAPITAL APPRECIATION FUND, INC.*

    Seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

HARTFORD DIVIDEND AND GROWTH FUND, INC.*

    Seeks a high level of current income consistent with growth of capital and reasonable investment risk. The Fund invests primarily in equity securities and securities convertible into equity securities.

HARTFORD INDEX FUND, INC.

    Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.(1)

HARTFORD INTERNATIONAL ADVISERS FUND, INC.*

    Seeks to provide maximum long-term total return consistent with prudent investment risk. The Fund assets will be diversified among at least five countries and will be allocated among equity and debt securities and money market instruments.

HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.*

    Seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.

HARTFORD MORTGAGE SECURITIES FUND, INC.

    Seeks to achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

HARTFORD SMALL COMPANY FUND, INC.*

    Seeks to achieve growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

HARTFORD STOCK FUND, INC.*

    Seeks to achieve long-term capital growth primarily through capital appreciation, with income as a secondary consideration, by investing primarily in equity securities.

HVA MONEY MARKET FUND, INC.

    Seeks to achieve maximum current income consistent with liquidity and preservation of capital. The Fund invests in short-term money market securities.


    NO ONE CAN ASSURE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES. SINCE EACH UNDERLYING FUND HAS DIFFERENT INVESTMENT OBJECTIVES, EACH IS SUBJECT TO DIFFERENT RISKS. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Fund which accompanies this Prospectus and the current statement of additional information for the Funds. THE FUNDS' PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION CAN ALSO BE OBTAINED BY CALLING 1-800-862-6668. The Funds' prospectus should be read carefully before any decision is made concerning the allocation of the Premium Payment or transfers of Contract Value among the Sub-Accounts.



    Hartford cannot guarantee that each Fund will always be available under the Contracts, but in the unlikely event that a Fund is not available, Hartford will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.


(1) "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


    Shares of the Funds are sold to separate accounts of Hartford and its insurance company affiliates other than the Separate Account to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, Hartford will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed funding, as disclosed in the Funds' prospectus.


---------------------------------------------------
                          DESCRIPTION OF THE CONTRACTS

--------------------------------
                             PURCHASING A CONTRACT


    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request. The maximum age for Annuitants on the Contract Issue Date is 90. A single Premium Payment must be delivered to the Home Office along with the Contract Owner's application or an order request. The minimum Premium Payment is $25,000 unless Hartford specifically consents to a lower Premium Payment. No additional Premium Payments may be made under the Contracts. Unless Hartford gives its prior approval, it will not accept a Premium Payment in excess of $1,000,000. Hartford will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.


---------------------------------------------------
                         RIGHT TO EXAMINE THE CONTRACT


    Contract Owners may cancel the Contract during the Cancellation Period, which is the 10-day period beginning on the day the Contract Owner receives the Contract. Some states may require a longer Cancellation Period. To cancel the Contract, the Contract Owner must mail or deliver within 10 days, a written request for cancellation accompanied by the Contract to the Home Office of Hartford.



    Hartford will refund the Contract Value as of the date of receipt of the request for cancellation. The Contract Owner bears the investment risk during the period prior to Hartford's receipt of the request for cancellation. Hartford will refund the Premium Payment where required by law.


---------------------------------------------------
                  CREDITING AND ALLOCATING THE PREMIUM PAYMENT


    If the application or an order request for a Contract is properly completed and is accompanied by any additional information necessary to process it, the Premium Payment will be allocated, as designated by the Contract Owner, to one or more of the Sub-Accounts within two business days of receipt. If the application, order request, or other required information is incomplete when received, Hartford reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information.



    Contract Owners may allocate the Premium Payment among any or all available Sub-Accounts subject to minimum amounts then in effect. Currently, amounts allocated to any one Sub-Account must equal at least 1% of the net Premium Payment. All percentage allocations must be in whole numbers.


---------------------------------------------------
                   CONTRACT VALUE -- BEFORE INCOME START DATE

    SUB-ACCOUNT VALUE. The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account Value for a Contract is determined on any given day by the multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account. Therefore, on any Valuation Day the Contract Owners Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.


    ACCUMULATION UNITS. The portions of the Premium Payment allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period during which the transfer request was received. Therefore, a Premium Payment or portion thereof allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Income Start Date, and the application of Contract Value less Premium Tax to an Annuity Payment Option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the Net Investment Factor (described below).

---------------------------------------------------
                           THE NET INVESTMENT FACTOR
                      (BEFORE AND AFTER INCOME START DATE)

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the result of:

    a. the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account.

(2) is the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period.

(3) is a daily factor representing the mortality and expense risk charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

---------------------------------------------------
                          SUB-ACCOUNT VALUE TRANSFERS
                       BEFORE AND AFTER INCOME START DATE


    The Contract Owner may transfer the values of the Sub-Accounts allocations from one or more Sub-Accounts to another free of charges. However, Hartford reserves the right to limit the number of transfers to twelve (12) per Contract Year, with no two (2) transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states for their residents who purchase variable annuities.



    The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requirements that the callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.



    Transfers between Sub-Accounts may be made both before and after the Income Start Date provided that the minimum allocation to any Sub-Account may not be less than the minimum then in effect. All percentage (%) allocations must be in whole numbers (1%).



    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford of any inaccuracies within one business day of receipt of the confirmation. Hartford will send the Contract Owner a confirmation of the transfer within five days from the date of any instructions.



    Subject to exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but would not be limited to, the requirements of a minimum time period between each transfer, not accepting transfer requests of an agent acting under power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Hartford to be to the disadvantage of other Contract Owners. Some states may have certain limitations.



    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford.

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

-------------------------------------------
                                   SURRENDERS


    ON OR BEFORE THE INCOME START DATE. A Contract Owner may surrender the Contract for its Surrender Value at any time on or before the Income Start Date. A Contract's Surrender Value fluctuates daily as a function of the investment performance of the Sub-Accounts in which a Contract Owner is invested. Hartford does not guarantee any minimum Surrender Value. The Surrender Value will be determined as of the date Hartford receives the Written Notice for surrender at the Home Office.



    AFTER THE INCOME START DATE. A Contract Owner may surrender the Contract on or after the Income Start Date only if the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option is in effect. Upon such a surrender Hartford pays the Contract Owner the Commuted Value less any applicable contingent deferred sales charges. This surrender charge is computed as of the date Hartford receives the Written Notice for surrender at the Home Office.



    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER. A surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "Federal Tax Considerations" for more details.


---------------------------------------------------
                         DEATH BEFORE INCOME START DATE


    If the Contract Owner or the Annuitant dies before the Income Start Date, Hartford will pay the Death Benefit.



    The Death Benefit is an amount equal to the Contract Value. The Contract Value may be taken in one sum or under any of the settlement options then being offered by Hartford.


    IF THE CONTRACT OWNER DIES before the Income Start Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

    IF THE ANNUITANT DIES prior to the Income Start Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be voided.

---------------------------------------------------
                    DEATH ON OR AFTER THE INCOME START DATE


    If the Annuitant dies on or after the Income Start Date, Hartford will pay the Death Benefit under the Annuity Payment Option in effect as of the Annuitant's death. Under some Annuity Payment Options, there is no Death benefit.



    The Death Benefit on or after the Income Start Date, under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, is the greatest of:


a) the Commuted Value;

b) 100% of the Premium Payment reduced by the aggregate dollar amount of all Annuity Payments made since the Income Start Date; and


c) the Maximum Anniversary Value (the greatest anniversary value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary).


    IF THE ANNUITANT DIES on or after the Income Start Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum.


    IF A CONTRACT OWNER WHO IS NOT THE ANNUITANT, DIES on or after the Income Start Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Payee becomes the new Contract Owner. If any Contract Owner dies, the remaining Annuity Payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.


---------------------------------------------------
                       DETERMINATION OF THE DEATH BENEFIT


    The Death Benefit will be calculated as of the date Hartford receives Written Notice of Due Proof of Death. Any Annuity Payments made on or after the date of death, but before receipt of Written Notice of Due Proof of Death will be recovered by Hartford from the Payee.


    PRIOR TO THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or under one of the settlement options being offered, the Contract Value will be moved to the Money Market Fund.

    ON OR AFTER THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or continue payments, the present value of the guaranteed remaining payments will be moved to the Money Market Fund.

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------


    Upon receipt of complete instructions, Hartford will proceed as follows: If the instructions are to resume payments, Hartford will make any payments that went unpaid since the date Hartford received Written Notice of Due Proof of Death. Hartford will then reallocate the remaining balance in the Money Market Fund according to the instructions and resume payments. If the instructions are to pay the Death Benefit in one sum, Hartford will pay the Death Benefit.


---------------------------------------------------
                           DISTRIBUTION REQUIREMENTS:
                         PRIOR TO THE INCOME START DATE

    The Contract Value will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:


1)  in a single lump sum within five years;



2)  under an Annuity Payment Option provided that :


    a)  Annuity Payments begin within one year of the date of death, and

    b) Annuity Payments are made in substantially equal installments over the life of theBeneficiary, or

    c) Annuity Payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary;


3) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by Written Notice within one year of the Contract Owner's death, elect to continue the Contract as the new Contract Owner. If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no contingent Annuitant, he or she will become the Annuitant; or



4) if the Contract Owner is not an individual, then the "primary Annuitant" shall be treated as the Contract Owner under 1) and 2) above. For this purpose, the "primary Annuitant" means the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.


---------------------------------------------------
                          PAYMENTS UNDER THE CONTRACT


    Hartford generally makes payments of surrenders, Death Benefits, or any Annuity Payments within seven days of receipt of all applicable Written Notices and/or Due Proofs of Death. However, Hartford may postpone such payments for any of the following reasons:


1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend closing, or trading on the NYSE is restricted, as determined by the SEC; or


2. when the Commission by order permits a postponement for the protection of Contract Owners; or



3. when the Commission determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.



    If a recent check or draft has been submitted, Hartford has the right to defer payment of surrenders, payments upon the death of the Contract Owner or Annuitant before the Income Start Date, Death Benefits, or Annuity Payments until the check or draft has been honored.


---------------------------------------------------
                                  SELECTING AN
                             ANNUITY PAYMENT OPTION


    The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of each Annuity Payment. The Contract Owner must select the Annuity Payment Option when applying for the Contract. This election is irrevocable once the Contract is issued. The Contract Owner must select the Sub-Accounts to which Contract Value less applicable Premium Tax will be applied. Unless otherwise directed, Sub-Account values, as they exist on the Annuity Calculation Date, are used to calculate the first Annuity Payment.


---------------------------------------------------
                            ANNUITY PAYMENT OPTIONS


    LIFE ANNUITY. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST ANNUITY PAYMENT, TWO ANNUITY PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND ANNUITY PAYMENT, ETC.



    LIFE ANNUITY WITH CASH REFUND. Hartford makes Annuity Payments to the Payee as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity Payments made are less than the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity Payments made. This Option is only available using the 5% A.I.R.



    LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF
YEARS. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


maximum of 100 minus the Annuitant's age). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the Specified number of years for which payments are guaranteed.



    JOINT AND LAST SURVIVOR LIFE ANNUITY. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST ANNUITY PAYMENT, ETC. At the time of purchase the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.



    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. At the time of purchase, the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of 100 minus the younger Annuitant's age). If the Annuitants die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the Specified number of years for which payments are guaranteed.



    PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee for the number of years (a minimum of five years and maximum of 100 minus the Annuitant's age) selected by the Contract Owner. If the Annuitant dies before the specified number of years has passed, payments to the Beneficiary will continue until the specified number of years has elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.



    Prior to the death of the Annuitant, the Contract Owner may elect to receive the Commuted Value. If the Contract Owner makes this election, Hartford will deduct the contingent deferred sales charge from the Commuted Value before paying it to the Contract Owner.


---------------------------------------------------
                            ANNUITY CALCULATION DATE
                             AND INCOME START DATE


    The Contract Owner selects the Income Start Date in the application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Income Start Date. The Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity Payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.


---------------------------------------------------
                              INCOME PAYMENT DATES

    All Annuity Payments after the first Annuity Payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Income Start Date based on the Annuity Payment frequency selected by the Contract Owner and shown on the specification page of the Contract. Available Annuity Payment frequency includes monthly, quarterly, semi-annual and annual. The Annuity Payment Frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a payment frequency, Annuity Payments will be made monthly.

---------------------------------------------------
                           VARIABLE ANNUITY PAYMENTS


    THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity Payments are periodic payments from Hartford to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such Annuity Payments. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity Payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an Assumed Investment Return of not less than 3.0%.


    The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the Payment Factor in the Contract for the selected

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account.

    ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity Payment attributable to that Sub-Account by the Annuity Unit Value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity Payment attributable to each Sub-Account is determined by multiplying the number of Annuity Units of that Sub-Account credited under the Contract by the Annuity Unit Value (described below) for that Sub-Account for the Valuation Period ending on the Income Payment Date, or during which the Annuity Payment Date falls if the Valuation Period does not end on such date. The dollar value of each subsequent Variable Annuity Payment is the sum of the subsequent Variable Annuity Payments attributable to each Sub-Account. Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the Valuation Day immediately preceding what would have been the Income Payment Date.

    The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

    (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

    (b) is the Annuity Unit Value for the preceding Valuation Period; and

    (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.


    The Annuity Unit Factor is equal to one plus the applicable Assumed Investment Return percentage. Therefore, for 3%, it is 1.03, for 5% it is 1.05 and for 6% it is 1.06. The annual factors can be translated into daily factor of 1.00008098, 1.00013368, and 1.00015965, respectively.



    THE ASSUMED INVESTMENT RETURN. The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity Payments, less an adjustment to neutralize the selected Assumed Investment Return. Dividing what would otherwise be the Annuity Unit value by the Assumed Investment Return factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the Assumed Investment Return selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%. The Contract permits Contract Owners to select one of three Assumed Investment Returns: 3%, 5% or 6%. The following examples may help clarify the impact of selecting one Assumed Investment Return over another:



1. If a Contract Owner selects a 3% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 3% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.



2. If a Contract Owner selects a 5% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.



3. If a Contract Owner selects a 6% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 6% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity Payment for that period will be greater than the

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


    Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.



    EXCHANGE ("TRANSFER") OF ANNUITY UNITS. After the Annuity Calculation Date, the Contract Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity Payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives Written Notice requesting transfer. For guidelines refer to "Sub-Account Value Transfers" on page 11.


---------------------------------------------------
                           CONTRACT FEES AND CHARGES

--------------------------------
                        CONTINGENT DEFERRED SALES CHARGE


    No sales charge is deducted from the Premium Payment at the time that the Payment is made. However, a contingent deferred sales charge is deducted when a Contract Owner elects to receive the Commuted Value under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS ANNUITY PAYMENT OPTION.



    In the event that surrender charges from the Contracts are not sufficient to cover the expenses of selling the Contracts, Hartford will bear such expenses. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by Hartford.


    The surrender charge is equal to a percentage of the Commuted Value (not to exceed the Premium Payment) and is deducted from those values prior to their being paid.

                                         SURRENDER CHARGE AS A
         CONTRACT YEAR               PERCENTAGE OF COMMUTED VALUE
--------------------------------  -----------------------------------
               1                                      6%
               2                                      6%
               3                                      5%
               4                                      5%
               5                                      4%
               6                                      3%
               7                                      2%
           8 or more                                  0%

---------------------------------------------------
                               PREMIUM TAX CHARGE


    Certain states and municipalities impose a tax on Hartford in connection with the receipt of Premium Payments or Contract Value. This tax can range from 0% to 4% of either the Premium Payment or the Contract Value and is generally based on the Contract Owners state of residence. Taxes are generally incurred by Hartford as of the Annuity Calculation Date. Hartford deducts the charge for taxes from the Contract Value on the Annuity Calculation Date. Some jurisdictions impose a tax on Premium Payments at the time the Premium Payment is received. In those jurisdictions, Hartford's current practice is to pay the tax on Premium Payments and then deduct the charge for these taxes from the Contract Value on a surrender prior to Annuity Calculation Date, or on the Annuity Commencement Date.


---------------------------------------------------
                       MORTALITY AND EXPENSE RISK CHARGE


    Hartford deducts a daily charge from the assets of the Separate Account to compensate Hartford for mortality and expense risks that Hartford assumes under the Contracts. The daily charge is at the rate of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the net assets of the Separate Account. Approximately .90% of this annual charge is for the assumption of mortality risk and .35% is for the assumption of expense risk.



    The mortality risk that Hartford assumes (for life contingency based Annuity Payment Options) is the risk that Annuitants, as a group, will live for a longer period of time than Hartford estimated when it established the annuity purchase rates in the Contract. Because of these guarantees, each Contract Owner is assured that the Annuitant's longevity will not have an adverse effect on the Annuity Payments that the Payee receives under Annuity Payment Options based on life contingencies. Hartford also assumes a mortality risk because the Contracts guarantee a "death benefit" if the Contract Owner or Annuitant dies before the Income Start Date.


---------------------------------------------------
                                 FUND EXPENSES

    The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percent of a Fund's average daily net assets at an annual rate. Please read the prospectus for each Fund for complete details.

---------------------------------------------------
                                   ADDITIONAL
                              CONTRACT INFORMATION

--------------------------------
                               CONTRACT OWNERSHIP

    The Contract belongs to the Contract Owner. A Contract Owner may exercise all of the rights and options

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

described in the Contract. Only the Annuitant may be the owner of an IRA
Contract.

    The Contract Owner's rights include the right to: (1) select or change the Contract Owner, (2) select or change any Beneficiary or contingent Beneficiary,
(3) select or change the Payee while the Annuitant is still alive, (4) allocate the Premium Payment among and between the Sub-Accounts, (5) transfer Contract Value among and between the Sub-Accounts, and (6) exchange or transfer Annuity Units between Sub-Accounts on which Variable Annuity Payments are based.

    The rights of owners of Qualified Contracts may be restricted by the terms of a related employee benefit plan. For example, such plans may require an owner of a Qualified Contract to obtain the consent of his or her spouse before exercising certain ownership rights or may restrict withdrawals. See "Federal Tax Considerations" for more details.

    Selection of an Annuitant or Payee who is not the Contract Owner may have adverse tax consequences. See "Federal Tax Considerations" for more details.

---------------------------------------------------
                   CHANGING THE CONTRACT OWNER OR BENEFICIARY


    At any time, after the Cancellation Period, an Contract Owner may transfer ownership of the Contract subject to Hartford's policies and procedures at the time of the change.



    At any time prior to the death of the Annuitant, the Contract Owner may name a new Beneficiary by Written Notice unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Contract Owner must provide the irrevocable Beneficiary's written consent to Hartford before a new Beneficiary is designated.



    These changes take effect as of the day the Written Notice was signed and dated. Hartford is not liable for any payments made under the Contract prior to the effectiveness of any change. For possible tax consequences of these changes, see "Federal Tax Considerations."


---------------------------------------------------
                           MISSTATEMENT OF AGE OR SEX


    If an age or sex of the Annuitant given to Hartford (in the application or otherwise) is misstated, Hartford will adjust the benefits it pays under the Contract to the amount that would have been payable at the correct age or sex. If Hartford made any underpayments because of any such misstatement, it shall pay the amount of such underpayment to the Payee or Beneficiary in one sum. If Hartford makes any overpayments because of a misstatement of age or sex, it shall deduct from current or future payments due under the Contract, the amount of such overpayment.


---------------------------------------------------
                            CHANGE OF CONTRACT TERMS


    Upon notice to the Contract Owner, Hartford may modify the Contract to:



1. conform the Contract or the operations of Hartford or of the Separate Account to the requirements of any law to which the Contract, Hartford or the Separate Account is subject;


2. assure continued qualification of the Contract as an annuity contract or a Qualified Contract under the Code;

3. reflect a change (as permitted in the Contract) in the operation of the Separate Account;


    In the event of any such modification, Hartford will make appropriate endorsements to the Contract.



    No modification of this contract shall be made except over the signature of the President, a Vice President, an Assistant Vice President or a Secretary of Hartford. Any modification or waiver must be in writing. No agent may bind Hartford by making any promise not contained in the Contract.


---------------------------------------------------
                           REPORTS TO CONTRACT OWNERS


    Hartford sends each Contract Owner a report at least annually, or more often as required by law, indicating: the number of Accumulation or Annuity Units and the dollar value of such units; the Contract Value prior to the Annuity Calculation Date; the Premium Payment; or surrenders made before the Annuity Calculation Date; Annuity Payments on or after the Income Start Date; and any other information required by law.



    The reports, which are mailed to Contract Owners at their last known address, include any information that may be required by the Commission or the insurance supervisory official of the jurisdiction in which the Contract is issued.



    Hartford also sends any other reports, notices or documents required by law to be furnished to Owners.


---------------------------------------------------
                                 MISCELLANEOUS


    NON-PARTICIPATING. The Contract does not participate in the surplus or profits of Hartford and Hartford does not pay dividends on the Contract.



    PROOF OF AGE AND SURVIVAL. Hartford reserves the right to require proof of the Annuitant's age and gender prior to the Annuity Calculation Date. In addition, Hartford reserves the right to require proof that the Annuitant is living before any Income Payment Date.

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


    CONTRACT APPLICATION OR ORDER REQUEST. Hartford issues the Contract in consideration of the Contract Owner's application or order request and payment of the Premium. The entire Contract is made up of the Contract and any attached endorsements or riders. In the absence of fraud, Hartford considers statements made in the application or order request to be representations and not warranties. Hartford will not use any statement in defense of a claim or to void the Contract unless it is contained in the application or order request. Hartford will not contest the Contract.


---------------------------------------------------
                               VOTING PRIVILEGES


    In accordance with current interpretations of applicable law, Hartford votes Fund shares held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts.


    The number of votes that a Contract Owner has the right to instruct are calculated separately for each Sub-Account, and may include fractional votes. Prior to the Annuity Calculation Date, the Contract Owner holds a voting interest in each Sub-Account to which Variable Contract Value is allocated. After the Annuity Calculation Date, the Contract Owner has a voting interest in each Sub-Account from which Variable Annuity Payments are made.

    For each Contract Owner prior to the Annuity Calculation Date, the number of votes attributable to a Sub-Account will be determined by dividing the Contract Owner's Sub-Account Value by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. For each Contract Owner after the Annuity Calculation Date, the number of votes attributable to a Sub-Account is determined by dividing the liability for future Variable Annuity Payments to be paid from that Sub-Account by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Assumed Investment Return and the Annuity Unit Value of that Sub-Account. As Variable Annuity Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

    The number of votes available to a Contract Owner are determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Contract Owner or Payee having a voting interest in a Sub-Account will receive proxy materials and reports relating to any meeting of shareholders of the Funds in which that Sub-Account invests.


    Fund shares as to which no timely instructions are received and shares held by Hartford in a Sub-Account as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon are applied to reduce the total number of votes eligible to be cast on a matter.


---------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS

--------------------------------    GENERAL

    TAX LAW IS COMPLEX AND TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER AND, IF APPLICABLE, THE TYPE OF RETIREMENT PROGRAM FOR WHICH THE CONTRACT IS PURCHASED. THEREFORE, A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT MAY NEED LEGAL AND TAX ADVICE.


    This Prospectus does not provide a detailed description of the federal income tax consequences of purchasing a Contract. Special tax rules may apply to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a prospective purchaser should always consult a qualified tax adviser. This discussion is based on Hartford's understanding of current federal income tax laws as they are currently interpreted.



---------------------------------------------------

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT


    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under subchapter M. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.


    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

---------------------------------------------------
                             TAXATION OF PURCHASERS
                           OF NON-QUALIFIED CONTRACTS

    CORPORATIONS, TRUSTS AND OTHER NON-NATURAL PERSONS. Section 72 of the Code governs the taxation of annuity contracts and contains provisions relating to non-natural

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

Contract Owners. Non-natural persons include, among others, corporations, trusts, and partnerships. In general, unless the non-natural person holds a Contract as agent for a natural person, the annual net increase in the value of the Contract is includable in the non-natural person's gross income for the tax period in which the net increase occurs. There is, however, an exception to this general rule for certain annuity contracts held by structured settlement companies, certain annuity contracts held by an employer with respect to a terminated qualified retirement plan and certain immediate annuity contracts. For this purpose, an immediate annuity means an annuity that is purchased with a single premium payment, that has an annuity start date commencing no later than one year from the date of purchase, and that provides for a series of substantially equal periodic payments to be made not less frequently than annually during the annuity period. A non-natural person which is a tax-exempt entity for federal income tax purposes is not subject to income tax as a result of Section 72 of the Code.


    NATURAL PERSONS. Section 72 generally provides that a Contract Owner is not taxed on increases in the value of the Contract until an amount distributed from the Contract is received (or deemed received) by the Contract Owner, either in the form of Annuity Payments, as contemplated by the Contract, or in some other form (i.e., surrender or Death Benefit). However, this tax deferral generally applies only if: (1) the investments in the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, (2) Hartford, rather than the Contract Owner, is considered the owner of such assets for federal income tax purposes, and (3) certain distribution requirements are met in the event that the Contract Owner dies. These requirements are discussed further under the caption "Tax Status of the Contract" below.


    DISTRIBUTIONS PRIOR TO THE INCOME START DATE. The Contract does not permit partial withdrawals or partial surrenders or loans. If, however, a Contract is surrendered prior to the Income Start Date, amounts received by the Contract Owner are includable in his or her income to the extent that such amounts exceed the "investment in the contract." For this purpose, the investment in the contract at any time equals the Premium Payment (to the extent that such Payment was neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts), less any amounts previously received from the Contract which were not includable in income. Also, the Surrender Value may be subject to a penalty tax, described below. In general, an assignment of the Contract (or other change of ownership) without full and adequate consideration will be treated as a distribution from the Contract and taxed in the same manner as a surrender (except where the Contract is transferred between spouses or incident to a divorce).

    The Contract provides that upon the death of Contract Owner, Annuitant or Joint Annuitant, the Beneficiary will receive the Contract Value. This distribution is includable in the Beneficiary's income as follows: (1) if distributed in a lump sum, it is taxed in the same manner as a surrender, (2) if it is distributed in the form of Annuity Payments, it is taxed in the same manner as Annuity Payments (see below).

    DISTRIBUTIONS AFTER THE INCOME START DATE. The portion of each Annuity Payment taxable as ordinary income is equal to the excess of the Annuity Payment over the "exclusion amount." The "exclusion amount" is the investment in the Contract (described above), adjusted for any guaranteed period, divided by the number of Annuity Payments expected to be made (determined by Treasury Department regulations that take into account the Annuitant's life expectancy and the Annuity Payment Option elected). After the dollar amount of the investment in the Contract, adjusted for any guaranteed period, is deemed to be recovered, the entire amount of each Annuity Payment is fully includable in income. Nonetheless, should the Annuity Payments cease before the adjusted investment in the contract is fully recovered, a deduction is allowed for the unrecovered amount of the adjusted investment in the Contract. Where a guaranteed period of Annuity Payments is selected and the Annuitant does not live to the end of that period, the Annuity Payments for the remainder of the period are includable in income as follows: (1) if distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time, or (2) if received as Annuity Payments, they are fully excluded from income until the remaining investment in the Contract is deemed to be recovered. All Annuity Payments thereafter are fully includable in income.

    PENALTY TAX ON CERTAIN DISTRIBUTIONS. Distributions received (or deemed received) from a Contract (before or after the Income Start Date) may be subject to a penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

1.  made on or after a taxpayer reaches age 59 1/2;

2.  made on or after the death of the Contract Owner;

3.  attributable to a taxpayer's becoming disabled;

4. that are part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or the life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

5. made under certain annuities issued in connection with structured settlement agreements; and

6. made under an annuity contract that is purchased with a single premium payment when the annuity date is no later than a year from purchase and substantially equal

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    periodic payments are made, not less frequently than annually, during the annuity payment period.


    AGGREGATION OF TWO OR MORE CONTRACTS. All non-qualified deferred annuity contracts that are issued by Hartford (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under section 72(e) of the Code. The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more deferred or immediate annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract in a calendar year.


    POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuity contracts. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity contract. Although as of the date of this Prospectus Congress is not considering any legislation regarding taxation of annuity contracts, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

    CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS. Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will and continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to section 1035 transactions. Prospective Contract Owners wishing to take advantage of section 1035 should consult their tax adviser.

    TAX STATUS OF THE CONTRACTS. The foregoing discussion assumes that the Contracts qualify as "annuity contracts" for federal income tax purposes under the Code.


    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. Although Hartford does not have direct control over the Funds in which the Separate Account invests, Hartford believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.


    The Treasury Department has issued diversification regulations which generally require, in effect, among other things, that no more than 55% of the value of the total assets of each Fund is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------


owners were not owners of separate account assets. For example, the Contract Owner has the choice of several Sub-Accounts in which to allocate the Premium Payment and Contract Value, and may be able to transfer Contract Value among Sub-Accounts more frequently than in such rulings. In addition, the Contract provides for more Sub-Accounts than did the variable contracts that were the subject of the such rulings. These differences could result in a Contract Owner being treated as the owner of the assets of the Separate Account. In addition, Hartford does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Hartford therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the Separate Account's assets.



    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Contract Owner dies on or after the Income Start Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner's death; and (b) if any Contract Owner dies prior to the Income Start Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner's death. These requirements will be considered satisfied as to any portion of the Contract Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Contract Owner's death. The Contract Owner's "designated beneficiary" is the person designated by such Contract Owner as a Beneficiary and must be a natural person. However, if the Contract Owner's sole designated beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. The requirements further provide that if the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions that are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner. The Contract does not permit a change of the Annuitants, however.



    Non-Qualified Contracts contain provisions that are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Hartford will review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.


---------------------------------------------------
                 TAXATION OF PURCHASERS OF QUALIFIED CONTRACTS


    The Contracts are designed for use as Individual Retirement Annuities ("IRAs") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under a Deferred Compensation Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with the Contract, unless Hartford specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. Hartford may amend the Contract as necessary to conform it to the requirements of applicable law.



    INDIVIDUAL RETIREMENT ANNUITIES. The Contract is designed for use as an IRA purchased through a tax-deferred rollover contribution from another IRA, a retirement plan qualified under section 401 or 403(a) of the Code or tax sheltered annuity contract under section 403(b) of the Code. Amounts held under a Deferred Compensation Plan under section 457 of the Code CANNOT be rolled over or transferred to an IRA.


    DISTRIBUTIONS FROM AN IRA. In general, payments from an IRA which are not rolled over must be included in gross income as ordinary taxable income in the year in which they are received. Required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the IRA owner attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the IRA owner.

    TEN PERCENT PENALTY TAX ON EARLY DISTRIBUTIONS. Distributions received (or deemed received) from an IRA may be subject to a penalty tax equal to ten percent (10%) of the amount treated as taxable income. In general, however, there is no such penalty tax on distributions:

1.  made on or after the date on which the taxpayer reaches age 59 1/2,

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

2. made to a beneficiary (or to the estate of the taxpayer) on or after the death of the taxpayer,

3.  attributable to the taxpayer's becoming disabled, or

4. which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary.

    In addition, effective for distributions from an IRA made after December 31, 1996, there is no such penalty tax on distributions:

5. made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction for federal income tax purposes allowed to the taxpayer for amounts paid during the taxable year for medical care, or

6. if certain conditions are met, made to an unemployed taxpayer after separation from employment, for health insurance premiums.

    CODE SECTION 457 DEFERRED COMPENSATION PLANS. The Contract may be purchased by a state or local government or tax-exempt organization that is an employer sponsoring a Deferred Compensation Plan under section 457 of the Code in order to effect distribution of plan benefits to participants under the plan. In general, distributions from a Deferred Compensation Plan are prohibited unless made after the participant attains the age specified in the plan, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under plans that meet the requirements of section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

    Generally, required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participating employee attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participating employee.

    Amounts held under a Deferred Compensation Plan under section 457 of the Code CANNOT be rolled over or transferred to an IRA.

---------------------------------------------------
                         FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution from a Contract that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:


    NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.


    PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

    DEFERRED COMPENSATION PLANS. Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules.

    Certain states also require withholding of state income tax whenever federal income tax is withheld.

---------------------------------------------------
                      CONTRACT OWNERS THAT ARE NONRESIDENT
                         ALIENS OR FOREIGN CORPORATIONS


    The discussion above provides general information regarding U.S. federal income tax consequences to Contract Owners that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to the purchase of a Contract.


---------------------------------------------------
                             OTHER TAX CONSEQUENCES


    As noted above, the foregoing comments about the federal tax consequences under these Contracts are not exhaustive, and special rules may apply to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect Hartford's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

distribution. In particular, gift and/or estate tax consequences may result in situations where the Contract Owner is not also the Annuitant, Payee, and Beneficiary. A competent tax adviser should be consulted for further information.

---------------------------------------------------
                               OTHER INFORMATION

--------------------------------
                         DISTRIBUTION OF THE CONTRACTS


    Hartford Securities Distribution Company, Inc. ("HSD"), which is located at 200 Hopmeadow Street, Simsbury, CT 06070, is principal underwriter and distributor of the Contracts. HSD is an affiliate of Hartford, is registered with the Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. Hartford pays HSD for acting as principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and Hartford does not anticipate discontinuing the offer.



    Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Hartford's insurance contracts and who are also registered representatives of a broker-dealer having a selling agreement with HSD. Such broker-dealers will generally receive commissions based on a percent of Premium Payments made (up to a maximum of _%). The writing agent will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Contract Owners do not pay these commissions.


---------------------------------------------------
                               LEGAL PROCEEDINGS


    There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject.



---------------------------------------------------

                                    EXPERTS


    The audited consolidated financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report on the consolidated financial statements of Hartford Life Insurance Company, which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                     ASSUMING HYPOTHETICAL RATES OF RETURN

The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.


    The Variable Annuity Payments reflect three different assumptions for a constant investment return before fees and expenses: 0%, 6%, and 12%. (Net of all expenses, these constant returns are: -1.85%, 4.15%, and 10.15%.) These are hypothetical rates of return and, of course, Hartford does not guarantee that any Payee will earn these returns for any one year or any sustained period of time. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT PAST OR FUTURE RETURNS.



    The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an annual rate of .6% of their average daily net assets. This is the weighted average of Fund expenses shown in the fee table on page 16. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.



    Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with payments for a guaranteed number of years.


    Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.


    Upon request Hartford will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Payments Guaranteed for 20  Annuity Payment Frequency:   Monthly
                           Years
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

            GUARANTEED PAYMENTS FOR 20 YEARS ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,800 in $200 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Life Annuity                Annuity Payment Frequency:   Monthly
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

                          LIFE ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $4,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Life Annuity with Payments  Annuity Payment Frequency:   Monthly
                           Guaranteed for 20 Years
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

    LIFE ANNUITY WITH 20 YEARS OF GUARANTEED PAYMENTS ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,500 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Joint and Last Survivor     Annuity Payment Frequency:   Monthly
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

              JOINT AND LAST SURVIVOR LIFE ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Joint and Last Survior      Annuity Payment Frequency:   Monthly
                           Life Annuity with
                           Payments Guaranteed for
                           20 Years
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

                    JOINT AND LAST SURVIVOR WITH 20 YEARS OF
                   GUARANTEED PAYMENTS ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         2/1/97
Annuity Payment Option:   Life with Cash Refund       Annuity Payment Frequency:   Monthly
Premium Tax Charge:       None



    The average monthly Variable Annuity Payments for each year shown in the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates.


                                     GRAPH

                  LIFE WITH CASH REFUND ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,500 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                         USING HISTORIC RATES OF RETURN

The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.


    The Variable Annuity Payments shown reflect the actual investment return after all expenses over the periods indicated. SUCH RATES OF RETURN ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS AND HARTFORD DOES NOT GUARANTEE THAT ANY CONTRACT WILL EARN THESE OR SIMILAR RETURNS FOR ANY PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT FUTURE INVESTMENT RETURNS.


    Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with payments for a guaranteed number of years.

    Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.


    The Annuity Payments illustrated reflect the deduction of all fees and expenses. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Annuity Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.



    Upon request Hartford will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         Same as fund inception
                                                                                    date
Annuity Payment Option:   Guaranteed Payments for 20  Annuity Payment Frequency:   Monthly
                           Years
Premium Tax Charge:       None


    The amount of monthly Variable Annuity Payments shown in the graphs below reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the graphs below are based on a 5% Assumed Investment Return.


                                     GRAPHS


            GUARANTEED PAYMENTS FOR 20 YEARS ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Advisers Fund, the Hartford Capital Appreciation Fund and the Hartford Index Fund, respectively.]



            GUARANTEED PAYMENTS FOR 20 YEARS ANNUITY PAYMENT OPTION

                    Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,000 in $500 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the Hartford Mortgage Securities Fund and the Hartford Stock Fund, respectively.]

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------

                  Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,000 in $100 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the HVA Money Market Fund and the Hartford International Opportunities Fund, respectively.]



            GUARANTEED PAYMENTS FOR 20 YEARS ANNUITY PAYMENT OPTION



    [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,200 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Dividend and Growth Fund, the Hartford Bond Fund and the Hartford Advisers Fund, respectively.]

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Annuitant:                John Doe                    Premium Payment:             $100,000
Age:                      65                          Contract Issue Date:         Same as fund inception
                                                                                    date
Annuity Payment Option:   Life with Cash Refund       Annuity Payment Frequency:   Monthly
Premium Tax Charge:       None


    The amount of monthly Variable Annuity Payments shown in the graphs below reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the graphs below are based on a 5% Assumed Investment Return.


                                     GRAPHS

                    Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,000 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Advisers Fund, the Hartford Capital Appreciation Fund and the Hartford Index Fund, respectively.]

                  Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,000 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the HVA Money Market Fund and the Hartford International Opportunities Fund, respectively.]

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------

                  Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,500 in $500 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the Hartford Mortgage Securities Fund and the Hartford Stock Fund, respectively.]

                  Life with Cash Refund Annuity Payment Option

[Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,200 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Dividend and Growth Fund, the Hartford Bond Fund and the Hartford International Advisers Fund, respectively.]

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                         PAGE
                                                                         ----
 VARIABLE ANNUITY PAYMENTS.............................................
   Annuity Unit Value..................................................
   Illustration of Calculation of Annuity Unit Value...................
   Illustration of Variable Annuity Payments...........................
 OTHER INFORMATION.....................................................
   Illustrations of Annuity Payments Assuming Hypothetical Rates of
    Return.............................................................
   Illustrations of Annuity Payments Using Historic Rates of Return....

                                        PART B

                         STATEMENT OF ADDITIONAL INFORMATION


        Individual Single Premium Payment Immediate Variable Annuity Contract


                                      Issued by


                           Hartford Life Insurance Company
                                         and
                 Hartford Life Insurance Company Separate Account Two





THIS STATEMENT OF ADDITIONAL INFORMATION, DATED MAY   , 1997, IS NOT A
PROSPECTUS.  THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN
CONJUNCTION WITH THE PROSPECTUS DATED MAY   , 1997 FOR HARTFORD LIFE INSURANCE
COMPANY ("HARTFORD") SINGLE PURCHASE PAYMENT IMMEDIATE VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.


THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE PURCHASING A CONTRACT. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO THE HOME OFFICE AT 200 HOPMEADOW STREET, SIMSBURY, CONNECTICUT 06070, OR TELEPHONE 1-800-862-6668.


                                  TABLE OF CONTENTS

VARIABLE ANNUITY PAYMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .

    Annuity Unit Value . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    Illustration of Calculation of Annuity Unit Value. . . . . . . . . . . . .

    Illustration of Variable Annuity Payments. . . . . . . . . . . . . . . . .

OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

    Illustrations of Annuity Payments Assuming Hypothetical Rates of Return. .

    Illustrations of Annuity Payments Using Historic Rates of Return . . . . .

                              VARIABLE ANNUITY PAYMENTS

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Annuity Payments" in the Prospectus.) The Annuity Unit Value for each Sub-Account's first Valuation Period was set at $10. The Annuity Unit Value of each Sub-Account for any subsequent Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

     (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

     (b)  is the Annuity Unit Value for the preceding Valuation Period; and

     (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.


The Assumed Investment Return factor is equal to one plus the applicable percentage. Therefore, for 3%, it is 1.03, for 4% it is 1.04 and for 6% it is
1.06. The annual factors can be translated into daily factor of 1.000080986, 1.00010746, and 1.000159654, respectively.


If a Contract Owner selects a 5% Assumed Investment Return rate and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Payment for that period will be less than the Payment for the prior period.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of several Variable Annuity Payments based on one Subaccount.

                  ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE


1.   Annuity Unit Value for immediately preceding
     Valuation Period                                               10.00000000
2.   Net Investment Factor                                           1.00036164
3.   Daily factor to compensate for Assumed Investment Return of 5%  1.00013368
4.   Adjusted Net Investment Factor (2)/(3)                          1.00028063
5.   Annuity Unit Value for current Valuation Period (4)x(1)        10.00280630



                      ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
                       (assuming no premium tax is applicable)

1.   Number of Accumulation Units at Annuity Date                      1,000.00
2.   Accumulation Unit Value                                        12.55548000
3.   Adjusted Contract Value (1)x(2)                                 $12,555.48
4.   First monthly Annuity Payment per $1,000 of
     adjusted Contract Value                                         $     9.63

5.   First monthly Annuity Payment (3)x(4)/1,000                     $   120.91
6.   Annuity Unit Value                                             10.00280630
7.   Number of Annuity Units (5)/(6)                                12.08760785
8.   Assume Annuity Unit value for second month equal to            10.04000000
9.   Second Monthly Annuity Payment (7)X(8)                          $   121.36
10.  Assume Annuity Unit value for third month equal to             10.05000000
11.  Third Monthly Annuity Payment (7)X(10)                          $   121.48




                                  OTHER INFORMATION


A registration statement has been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF RETURN

     The following tables have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.


     The Variable Annuity Payments reflect three different assumptions for a constant investment return after all expenses: 0%, 6%, and 12%. (Net of all expenses, these contract returns are: -1.85%, 4.15%, and 10.15%). These are hypothetical rates of return and, of course, Hartford does not guarantee that any Payee will earn these returns for any one year or any sustained period of time. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT PAST OR FUTURE RETURNS.

     The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an annual rate of .6% of their average daily net assets. This is the weighted
average of Fund expenses shown in the fee table on page     .  Actual fees and
expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.


     Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.

     Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.


     Upon request Hartford will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:                    John Doe            Premium Payment:              $100,000
Age:                          65                  Contract Issue Date:          2/1/97
Annuity Payment Option:       Life Annuity        Annuity Payment Frequency:    Monthly
Premium Tax Charge:           None

    The average monthly Variable Annuity Payments for each year shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts
shown are based on a 5% Assumed Investment Return.   The hypothetical annual
rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

     THE AMOUNT OF THE AVERAGE MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING
                    HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $666           $684           $702
     2                       66         623            679            737
     3                       67         582            673            773
     4                       68         544            668            811
     5                       69         509            663            851
     6                       70         475            657            892
     7                       71         444            652            936
     8                       72         415            647            982
     9                       73         388            641            1,030

                                        GRAPH

                             LIFE ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $4,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

Annuitant:                   John Doe                      Premium Payment:              $100,000
Age:                         65                            Contract Issue Date:          2/1/97
Annuity Payment Option:      Life Annuity With 20 Years    Annuity Payment Frequency:    Monthly
                             of Guaranteed Payments
Premium Tax Charge:          None

    The average monthly Variable Annuity Payments for each year shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

       THE AMOUNT OF THE AVERAGE MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING
                    HYPOTHETICAL ANNUAL RATES OF RETURNS:


                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $578           $594           $609
     2                       66         540            589            639
     3                       67         505            584            670
     4                       68         472            579            703
     5                       69         441            575            738
     6                       70         413            570            774
     7                       71         386            566            812
     8                       72         360            561            852
     9                       73         337            556            894

                                        GRAPH

                  LIFE ANNUITY WITH 20 YEARS OF GUARANTEED PAYMENTS
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,500 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

Annuitant::             John Doe                      Premium Payment:              $100,000
Age:                    65                            Contract Issue Date:          2/1/97
Annuity Payment Option: Joint and Last Survivor       Annuity Payment Frequency:    Monthly
                        Life Annuity
Premium Tax Charge:     None

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are
based on a 5% Assumed Investment Return.   The hypothetical annual rates of
return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.


      THE AMOUNT OF THE AVERAGE MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING
                    HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $543           $558           $572
     2                       66         508            553            600
     3                       67         475            549            630
     4                       68         444            544            661
     5                       69         415            540            693
     6                       70         388            536            727
     7                       71         362            531            763
     8                       72         339            527            800
     9                       73         317            523            840

                                        GRAPH

                         JOINT AND LAST SURVIVOR LIFE ANNUITY
                                    PAYMENT OPTION

     [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

Annuitant:                   John Doe                           Premium Payment:         $100,000
Age:                         65                                 Contract Issue Date:     2/1/97
Annuity Payment Option:      Joint and Last Survivor Life       Payment Frequency:       Monthly
                             Annuity With 20 Years of Annuity
                             Guaranteed Payments
Premium Tax Charge:          None

    The average monthly Variable Annuity Payments for each year shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

       THE AMOUNT OF THE AVERAGE MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING
                     HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $533           $548           $562
     2                       66         499            544            590
     3                       67         466            539            619
     4                       68         436            535            649
     5                       69         407            530            681
     6                       70         381            526            714
     7                       71         356            522            749
     8                       72         333            518            786
     9                       73         311            513            825

                                        GRAPH

                       JOINT AND LAST SURVIVOR WITH 20 YEARS OF
                      GUARANTEED PAYMENTS ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

Annuitant:              John Doe                           Premium Payment:              $100,000
Age:                    65                                 Contract Issue Date:          2/1/97
Annuity Payment Option: Guaranteed Payments for 20 Years   Annuity Payment Frequency:    Monthly
                        Annuity
Premium Tax Charge:     None

    The average monthly Variable Annuity Payments for each year shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

The Amount of the Average Monthly Payment Each Year at the Following Hypothetical Annual Rates of Returns:

                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $631           $649           $665
     2                       66         590            643            698
     3                       67         552            638            732
     4                       68         516            633            768
     5                       69         482            628            806
     6                       70         451            623            845
     7                       71         421            618            887
     8                       72         394            613            931
     9                       73         368            608            976

                                        GRAPH

                           GUARANTEED PAYMENTS FOR 20 YEARS
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,800 in $200 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

Annuitant:              John Doe                      Premium Payment:         $100,000
Age:                    65                            Contract Issue Date:     2/1/97
Annuity Payment Option: Life with Cash Refund         Payment Frequency:       Monthly
Premium Tax Charge:     None


    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.


The Amount of the Average Monthly Payment Each Year at the Following Hypothetical Annual Rates of Returns:

                                       0%             6%             12%
Income Payment               Age       (-1.85%)       (4.15%)        (10.15%)
--------------               ---       --------       -------        --------

     1                       65        $617           $634           $650
     2                       66         577            629            682
     3                       67         539            623            715
     4                       68         504            618            751
     5                       69         471            613            787
     6                       70         440            608            826
     7                       71         411            603            867
     8                       72         385            599            909
     9                       73         359            594            954

                                        GRAPH

                     LIFE WITH CASH REFUND ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through thirty-five) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $3,500 in $500 increments) as the vertical axis, depicting three lines, each representing payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

           ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORIC RATES OF RETURN

    The following tables have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.


    The Variable Annuity Payments shown reflect the actual investment return after all expenses over the periods indicated. SUCH RATES OF RETURN ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS AND HARTFORD DOES NOT GUARANTEE THAT ANY CONTRACT WILL EARN THESE OR SIMILAR RETURNS FOR ANY PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT FUTURE INVESTMENT RETURNS.


    Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.

    Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.


    The Annuity Payments illustrated reflect the deduction of all fees and expenses. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.

    Upon request Hartford will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:                   John Doe                 Premium Payment:              $100,000
Age:                         65                       Contract Issue Date:          Same as fund
Annuity Payment Option:      Guaranteed Payments                                    inception date
                             for 20 Years             Annuity Payment Frequency:    Monthly
Premium Tax Charge:          None


    The average monthly Variable Annuity Payments for each year shown in the tables below and the graphs that follow reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the tables and graphs below are based on a 5% Assumed Investment Return.


        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Advisers       Capital Appreciation     Index
--------------          ---       --------       --------------------     -----

     1                  65        $638           $699                     $621
     2                  66         630            856                      591
     3                  67         734            978                      698
     4                  68         838            947                      681
     5                  69         862            970                      760
     6                  70         873            1,113                    792
     7                  71         975            1,022                    817
     8                  72         962            1,282                    800
     9                  73         1,043          1,398                    964

        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Money Market             International Opp.
--------------          ---       ------------             ------------------

     1                  65        $667                     $588
     2                  66         724                      574
     3                  67         774                      553
     4                  68         799                      631
     5                  69         830                      626
     6                  70         850                      660
     7                  71         854
     8                  72         855
     9                  73         864

          Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Bond      Dividend & Growth   International Advisers
--------------          ---       ----      -----------------   ----------------------
     1                  65        $644      $644                $691
     2                  66         633       736
     3                  67         609
     4                  68         602
     5                  69         634
     6                  70         737
     7                  71         719
     8                  72         780
     9                  73         879

        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Mortgage Securities      Stock
--------------          ---       -------------------      -----

     1                  65        $685                     $646
     2                  66         753                      652
     3                  67         751                      734
     4                  68         760                      889
     5                  69         780                      822
     6                  70         805                      1,015
     7                  71         856                      1,005
     8                  72         890                      1,057
     9                  73         893                      1,261


                                        GRAPHS

               GUARANTEED PAYMENTS FOR 20 YEARS ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,000 in $500 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Advisers Fund, the Hartford Capital Appreciation Fund and the Hartford Index Fund, respectively.]

                           GUARANTEED PAYMENTS FOR 20 YEARS
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,000 in $100 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the HVA Money Market Fund and the Hartford International Opportunities Fund, respectively.]


                           GUARANTEED PAYMENTS FOR 20 YEARS
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,200 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Dividend and Growth Fund, the Hartford Bond Fund and the Hartford International Advisers Fund, respectively.]

                           GUARANTEED PAYMENTS FOR 20 YEARS
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,500 in $500 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the Hartford Mortgage Securities Fund and the Hartford Stock Fund, respectively.]

Annuitant:                   John Doe                      Premium Payment:              $100,000
Age:                         65                            Contract Issue Date:          Same as fund
Annuity Payment Option:      Life Annuity with Cash Refund                               inception date
Premium Tax Charge:          None                          Annuity Payment Frequency:    Monthly


    The average monthly Variable Annuity Payments for each year shown in the tables below and the graphs that follow reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the tables and graphs below are based on a 5% Assumed Investment Return.


        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Advisers  Capital Appreciation     Index
--------------          ---       --------  --------------------     -----

     1                  65        $624      $683                     $607
     2                  66         616       836                      577
     3                  67         717       956                      682
     4                  68         819       925                      665
     5                  69         842       948                      742
     6                  70         853       1,087                    773
     7                  71         953       998                      798
     8                  72         940       1,252                    782
     9                  73         1,019     1,365                    942

        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Money Market        International Opp.
--------------          ---       ------------        ------------------

     1                  65        $651                $575
     2                  66         707                 561
     3                  67         756                 540
     4                  68         781                 617
     5                  69         811                 612
     6                  70         830                 645
     7                  71         834
     8                  72         835
     9                  73         844

        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Bond      Dividend & Growth   International Advisers
--------------          ---       ----      -----------------   ----------------------
     1                  65        $629      $629                $675
     2                  66         618       719
     3                  67         595
     4                  68         589
     5                  69         619
     6                  70         720
     7                  71         702
     8                  72         762
     9                  73         859

        Variable Annuity Payments Based on Actual Returns After All Expenses:

Income Payment          Age       Mortgage Securities      Stock
--------------          ---       -------------------      -----

     1                  65        $670                     $631
     2                  66         736                      637
     3                  67         734                      717
     4                  68         743                      868
     5                  69         762                      803
     6                  70         786                      992
     7                  71         836                      982
     8                  72         869                      1,033
     9                  73         872                      1,232

                                        GRAPHS

                                LIFE WITH CASH REFUND
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,000 in $200 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Advisers Fund, the Hartford Capital Appreciation Fund and the Hartford Index Fund, respectively.]


                                LIFE WITH CASH REFUND
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $1,000 in $200 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the HVA Money Market Fund and the Hartford International Opportunities Fund, respectively.]

                                        GRAPHS

                                LIFE WITH CASH REFUND
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,500 in $500 increments) as the vertical axis, depicting three lines, each representing payments based on the historic performance of the Hartford Dividend and Growth Fund, the Hartford Bond Fund and the Hartford International Advisers Fund, respectively.]


                                LIFE WITH CASH REFUND
                                ANNUITY PAYMENT OPTION

     [Line graph with number of years (one through twenty) since issue of the Contract as the horizontal axis and dollar amounts ($0 through $2,500 in $500 increments) as the vertical axis, depicting two lines, each representing payments based on the historic performance of the Hartford Mortgage Securities Fund and the Hartford Stock Fund, respectively.]

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hartford Life Insurance Company and Subsidiaries:



We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



As discussed in Note 2 of Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted a new accounting standard promulgated by the Financial Accounting Standards Board, changing its method of accounting, as of January 1, 1994, for debt and equity securities.



Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                         ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 10, 1997

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME


                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1996     1995     1994
                                                      ------   ------   ------
                                                           (IN MILLIONS)
 Revenues
   Premiums and other considerations...............   $1,705   $1,487   $1,100
   Net investment income...........................    1,397    1,328    1,292
   Net realized capital (losses) gains.............     (213)     (11)       7
                                                      ------   ------   ------
     Total Revenues................................    2,889    2,804    2,399
                                                      ------   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,535    1,422    1,405
   Amortization of deferred policy acquisition
    costs..........................................      234      199      145
   Dividends to policyholders......................      635      675      419
   Other insurance expenses........................      427      317      227
                                                      ------   ------   ------
     Total Benefits, Claims and Expenses...........    2,831    2,613    2,196
                                                      ------   ------   ------
   Income before income tax expense................       58      191      203
   Income tax expense..............................       20       62       65
                                                      ------   ------   ------
 Net income........................................   $   38   $  129   $  138
                                                      ------   ------   ------
                                                      ------   ------   ------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS


                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1996      1995
                                                      -------   -------
                                                        (IN MILLIONS
                                                        EXCEPT SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,579 and $14,440).....   $13,624   $14,400
   Equity securities, available for sale, at fair
    value..........................................       119        63
   Policy loans, at outstanding balance............     3,836     3,381
   Mortgage loans, at outstanding balance..........         2       265
   Other investments, at cost......................        54       156
                                                      -------   -------
     Total investments.............................    17,635    18,265
   Cash............................................        43        46
   Premiums and amounts receivable.................       137       165
   Accrued investment income.......................       407       394
   Reinsurance recoverable.........................     6,066     6,221
   Deferred policy acquisition costs...............     2,760     2,188
   Deferred income tax.............................       474       420
   Other assets....................................       357       234
   Separate account assets.........................    49,690    36,264
                                                      -------   -------
     Total assets..................................   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------
 Liabilities
   Future policy benefits..........................   $ 2,281   $ 2,373
   Other policyholder funds........................    22,134    22,598
   Other liabilities...............................     1,572     1,233
   Separate account liabilities....................    49,690    36,264
                                                      -------   -------
     Total liabilities.............................    75,677    62,468
                                                      -------   -------
 Stockholder's Equity
   Common stock, $5,690 par value, 1,000 shares
    authorized, issued and outstanding.............         6         6
   Capital surplus.................................     1,045     1,007
   Net unrealized capital gain (loss) on
    investments, net of tax........................        30       (57)
   Retained earnings...............................       811       773
                                                      -------   -------
     Total stockholder's equity....................     1,892     1,729
                                                      -------   -------
   Total liabilities and stockholder's equity......   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                                                                       NET UNREALIZED
                                                                        CAPITAL GAIN
                                                                         (LOSS) ON                       TOTAL
                                            COMMON      CAPITAL         INVESTMENTS,     RETAINED    STOCKHOLDER'S
                                            STOCK       SURPLUS          NET OF TAX      EARNINGS       EQUITY
                                            ------   --------------    --------------    --------    -------------
                                                                        (IN MILLIONS)
 Balance, December 31, 1993..............     $6         $  676            $  (5)          $516         $1,193
   Net income............................     --             --               --            138            138
   Dividends declared on common stock....     --             --               --            (10)           (10)
   Capital contribution..................     --            150               --             --            150
   Change in net unrealized capital loss
    on investments, net of tax(1)........     --             --             (649)            --           (649)
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1994..............      6            826             (654)           644            822
   Net income............................     --             --               --            129            129
   Capital contribution..................     --            181               --             --            181
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --              597             --            597
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1995..............      6          1,007              (57)           773          1,729
   Net income............................     --             --               --             38             38
   Capital contribution..................     --             38               --             --             38
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --               87             --             87
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1996..............     $6         $1,045            $  30           $811         $1,892
                                              --
                                              --
                                                         ------           ------         --------       ------
                                                         ------           ------         --------       ------


------------------------

(1) The 1994 change in net unrealized capital loss on investments, net of tax, includes a gain of $91 due to the adoption of SFAS No. 115 as discussed in
    Note 2(b) of Notes to Consolidated Financial Statements.



The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1996        1995        1994
                                            --------    --------    --------
                                                     (IN MILLIONS)
 Operating Activities
   Net income............................   $     38    $    129    $    138
   Adjustments to net income:
   Net realized capital losses (gains) on
    sale of investments..................        213          11          (7)
   Net amortization of premium on fixed
    maturities...........................         14          21          41
   Increase in deferred income taxes.....       (102)       (172)       (128)
   Increase in deferred policy
    acquisition costs....................       (572)       (379)       (441)
   Decrease (increase) in premiums and
    amounts receivable...................         10         (81)         10
   Increase in accrued investment
    income...............................        (13)        (16)       (106)
   (Increase) decrease in other assets...       (132)       (177)        101
   Decrease (increase) in reinsurance
    recoverable..........................        179         (35)         75
   (Decrease) increase in liability for
    future policy benefits...............        (92)        483         224
   Increase in other liabilities.........        477         281         191
                                            --------    --------    --------
     Cash provided by operating
      activities.........................         20          65          98
                                            --------    --------    --------
 Investing Activities
   Purchases of fixed maturity
    investments..........................     (5,747)     (6,228)     (9,127)
   Sales of fixed maturity investments...      3,459       4,845       5,713
   Maturities and principal paydowns of
    fixed maturity investments...........      2,693       1,741       1,931
   Net purchase of other investments.....       (107)       (871)     (1,338)
   Net sales (purchases) of short-term
    investments..........................         84         (24)        135
                                            --------    --------    --------
     Cash provided by (used for)
      investing activities...............        382        (537)     (2,686)
                                            --------    --------    --------
 Financing Activities
   Capital contribution..................         38          --         150
   Dividends paid........................         --          --         (10)
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts (charged from) credited to
    policyholder accounts................       (443)        498       2,467
                                            --------    --------    --------
     Cash (used for) provided by
      financing activities...............       (405)        498       2,607
                                            --------    --------    --------
   Net (decrease) increase in cash.......         (3)         26          19
   Cash--beginning of year...............         46          20           1
                                            --------    --------    --------
 Cash--end of year.......................   $     43    $     46    $     20
                                            --------    --------    --------
                                            --------    --------    --------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                                 (IN MILLIONS)


---------------------------------------------------

 1. ORGANIZATION AND DESCRIPTION OF BUSINESS


    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"), a direct subsidiary of Hartford Accident and Indemnity Company, an indirect subsidiary of ITT Hartford Group, Inc. ("The Hartford"). Hartford Life was formed on December 13, 1996 and capitalized on December 16, 1996 with the contribution of all the outstanding common stock of HLA. On February 10, 1997, The Hartford, the ultimate parent of Hartford Life, announced its intention to sell up to 20% of Hartford Life during the second quarter of 1997. Management believes that this transaction will not have a material impact on the operations of the Company (See Note 11).



    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation)("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date (the transactions relating to such distribution are referred to herein as the "ITT Spin-off"). As a result of the ITT Spin-off, The Hartford became an independent, publicly traded company.



    The Company is a leading insurance and financial services company which provides: (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as corporate owned life insurance.



---------------------------------------------------

 2. SIGNIFICANT ACCOUNTING POLICIES


(A) BASIS OF PRESENTATION



    These financial statements present the financial position, results of operations and cash flows of the Company, and all material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated. The consolidated financial statements are prepared on a basis of generally accepted accounting principles which differ materially from the statutory accounting prescribed by various insurance regulatory authorities.



    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



(B) CHANGES IN ACCOUNTING PRINCIPLES



    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This Issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.



    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.



    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective in 1996. As permitted by SFAS No. 123, the Company continues to measure compensation costs of employee stock option plans (relating to options on common stock of The Hartford) using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. As of February 10, 1997, the Company had not adopted an employee stock compensation plan. Certain officers of the Company participate in The Hartford's stock option plan.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Compensation costs allocated by The Hartford to the Company, as well as pro forma compensation costs as determined under SFAS No. 123, were immaterial to the results of operations for 1996 and 1995.



    Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the fair value difference from cost, net of tax, impacts stockholder's equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding after-tax impact included in stockholder's equity. Under SFAS No. 115, the Company's fixed maturity investments are classified as "available-for-sale" and, accordingly, these investments are reflected at fair value with the corresponding impact included as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax." As with the underlying investment security, unrealized capital gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91 million. The Company's cash flows were not impacted by this change in accounting principle.



(C) REVENUE RECOGNITION



    Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders.



(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS



    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.



(E) DEFERRED POLICY ACQUISITION COSTS



    Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are reestimated and readjusted by a cumulative charge or credit to income.



(F) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES



    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.



(G) FOREIGN CURRENCY TRANSLATION



    Foreign currency translation gains and losses are reflected in stockholder's equity. Balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of international operations are generally their functional currencies.



(H) INVESTMENTS



    The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Policy and mortgage loans are each carried at their outstanding balance which approximates fair value. Investments in partnerships and trusts are carried at cost. Net realized capital gains (losses), after deducting the policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.



    The Company's accounting policy for impairment recognition requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within that portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the individual impaired securities for appropriate valuation on an ongoing basis.



    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's closed block of guaranteed rate contracts ("Closed Book GRC") were impaired. With the initiation of certain hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $88 after tax was determined to have occurred and was recorded.



(I) DERIVATIVE FINANCIAL INSTRUMENTS



    The Company uses a variety of derivative financial instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options", and various EITF pronouncements. Written options are, in all cases, used in conjunction with other assets and derivatives as part of the Company's asset/liability management strategies. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.



    Derivatives must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Interest rate swaps are the primary type of derivatives used to convert London interbank offered quotations for U.S. dollar deposits ("LIBOR") based variable rate instruments to fixed rate instruments. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.



    Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the futures contracts are closed, except for futures used in duration hedging which are deferred and are adjusted into the cost basis on a quarterly basis. The adjustments to the cost basis are amortized into investment income over the remaining asset life.



    Open forward commitment contracts are marked to market through stockholder's equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.



    The cost of purchased options and/or premiums received on covered written options, entered into as part of an asset/liability management strategy, is/are adjusted into the cost basis of the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination of the hedge are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life. The Company had no written options as of December 31, 1996 and 1995.



    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (an "anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.


    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.



(J) RELATED PARTY TRANSACTIONS


    Transactions of the Company with HLA and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by Hartford Fire Insurance Company, an indirect subsidiary of The Hartford ("Hartford Fire"). Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on the type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by Hartford Fire were $40, $45 and $41 in 1996, 1995 and 1994, respectively. Management of the Company believes that the methods used are reasonable. In addition, the Company was charged its share of costs allocated to The Hartford by ITT prior to the ITT Spin-off, which were immaterial in 1995 and 1994. The Company had a receivable from The Hartford of $1 and a payable to The Hartford of $2 at December 31, 1996 and 1995, respectively.



    In 1996, the Company ceded approximately $33.3 billion of group life insurance in force and $318 million of disability premium to HLA and assumed $8.5 billion of individual life insurance in force from HLA.


    On June 30, 1995, the ownership of ITT Lyndon Insurance Company was transferred to the Company via a capital contribution of $181 million, representing the net assets of the company. Also, in 1996, the Company received a capital contribution of $37.5 million from its parent HLA.


(K) DIVIDENDS TO POLICYHOLDERS



    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 44%, 41%, and 43% in 1996, 1995, and 1994, respectively, of total life insurance in force.



---------------------------------------------------

 3. INVESTMENTS


(A) COMPONENTS OF NET INVESTMENT INCOME



                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Interest income................  $   1,452  $   1,338  $   1,247
(Losses) income from other
 investments...................        (42)         1         54
                                 ---------  ---------  ---------
Gross investment income........      1,410      1,339      1,301
Less: Investment expenses......         13         11          9
                                 ---------  ---------  ---------
Net investment income..........  $   1,397  $   1,328  $   1,292
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------



(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)



                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Fixed maturities...............  $    (201) $      23  $     (34)
Equity securities..............          2         (6)       (11)
Real estate and other..........         (4)       (25)        47
Less: (Increase) decrease in
 liability to policyholders for
 realized capital gains
 (losses)......................        (10)        (3)         5
                                 ---------  ---------  ---------
Net realized capital (losses)
 gains.........................  $    (213) $     (11) $       7
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------



(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES



                                         YEAR ENDED DECEMBER 31,
                                   -----------------------------------
                                      1996         1995        1994
                                      -----        -----     ---------
Gross unrealized gains...........   $      13    $       4   $       2
Gross unrealized losses..........          (1)          (2)        (11)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses)........................          12            2          (9)
Deferred income tax liability
 (asset).........................           4            1          (3)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses), after tax.............           8            1          (6)
Balance beginning of year........           1           (6)         (5)
                                          ---          ---   ---------
Change in net unrealized capital
 gains (losses) on investments...   $       7    $       7   $      (1)
                                          ---          ---   ---------
                                          ---          ---   ---------

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES


                                                                                                             YEAR ENDED DECEMBER
                                                                                                                     31,
                                                                                                             --------------------
                                                                                                               1996       1995
                                                                                                             ---------  ---------
Gross unrealized gains.....................................................................................  $     386  $     529
Gross unrealized losses....................................................................................       (341)      (569)
Unrealized (gains) losses credited to policyholders........................................................        (11)       (52)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses)......................................................................         34        (92)
Deferred income tax liability (asset)......................................................................         12        (34)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses), after tax...........................................................         22        (58)
Balance beginning of year..................................................................................        (58)      (648)
                                                                                                             ---------  ---------
Change in net unrealized capital gains (losses) on investments.............................................  $      80  $     590
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------


                                                                                                               1994
                                                                                                             ---------
Gross unrealized gains.....................................................................................  $     150
Gross unrealized losses....................................................................................     (1,185)
Unrealized (gains) losses credited to policyholders........................................................         37
                                                                                                             ---------
Net unrealized capital gains (losses)......................................................................       (998)
Deferred income tax liability (asset)......................................................................       (350)
                                                                                                             ---------
Net unrealized capital gains (losses), after tax...........................................................       (648)
Balance beginning of year..................................................................................        161
                                                                                                             ---------
Change in net unrealized capital gains (losses) on investments.............................................  $    (809)
                                                                                                             ---------
                                                                                                             ---------



(E) COMPONENTS OF FIXED MATURITIES INVESTMENTS


                                                                                                     AS OF DECEMBER 31, 1996
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     166   $      12  $      (3)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       1,970         161       (128)
States, municipalities and political subdivisions.............................................         373           6        (11)
International governments.....................................................................         281          12         (4)
Public utilities..............................................................................         877          12         (8)
All other corporate including international...................................................       4,656         120       (107)
All other corporate--asset-backed.............................................................       3,601          49        (59)
Short-term investments........................................................................       1,655          14        (21)
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  13,579   $     386  $    (341)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                     AS OF DECEMBER 31, 1995
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     502   $       4  $      (9)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       3,568         210       (387)
States, municipalities and political subdivisions.............................................         201           4         (3)
International governments.....................................................................         291          19         (4)
Public utilities..............................................................................         949          29         (2)
All other corporate including international...................................................       3,065          76        (55)
All other corporate--asset-backed.............................................................       5,056         187       (109)
Short-term investments........................................................................         808          --         --
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  14,440   $     529  $    (569)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     175
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      2,003
States, municipalities and political subdivisions.............................................        368
International governments.....................................................................        289
Public utilities..............................................................................        881
All other corporate including international...................................................      4,669
All other corporate--asset-backed.............................................................      3,591
Short-term investments........................................................................      1,648
                                                                                                ---------
    Total fixed maturities....................................................................  $  13,624
                                                                                                ---------
                                                                                                ---------

                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     497
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      3,391
States, municipalities and political subdivisions.............................................        202
International governments.....................................................................        306
Public utilities..............................................................................        976
All other corporate including international...................................................      3,086
All other corporate--asset-backed.............................................................      5,134
Short-term investments........................................................................        808
                                                                                                ---------
    Total fixed maturities....................................................................  $  14,400
                                                                                                ---------
                                                                                                ---------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    The amortized cost and fair value of fixed maturities at December 31, 1996, by maturity, are shown below. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of such securities. These estimates are developed using prepayment speeds reported in broker consensus data and can be expected to vary from actual experience. Expected maturities differ from contractual maturities due to call or prepayment provisions.



         MATURITY           AMORTIZED COST  FAIR VALUE
--------------------------  --------------  -----------
One year or less..........    $    2,632     $   2,642
Over one year through five
 years....................         5,871         5,928
Over five years through
 ten years................         3,320         3,311
Over ten years............         1,756         1,743
                                 -------    -----------
    Total.................    $   13,579     $  13,624
                                 -------    -----------
                                 -------    -----------



    Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $3,459, $4,848 and $5,708, respectively, resulting in gross realized capital gains of $87, $91 and $71, respectively, and gross realized capital losses (including investment writedowns) of $298, $72 and $100, respectively, not including policyholder gains and losses. Sales of equity securities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $74, $64 and $159, respectively, resulting in gross realized capital gains of $2, $28 and $3, respectively, and gross realized capital losses of $0, $59 and $14, respectively, not including policyholder gains and losses.



(F) CONCENTRATION OF CREDIT RISK



    As of December 31, 1996, the Company had a reinsurance recoverable of $3.8 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $3.8 billion (including policy loans of $3.3 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk in fixed maturities.



(G) DERIVATIVE INVESTMENTS



    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations hedging against indexation risks that affect the value of certain liabilities and adjusting broad investment risk characteristics when dictated by significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivative financial instruments, including swaps, caps, floors, forwards and exchange traded financial futures and options in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivative contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivative contracts. Credit risk for derivative contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivative contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivative financial instruments totaled $9.9 billion and $8.8 billion at December 31, 1996 and 1995, respectively ($7.4 billion and $7.1 billion related to life insurance investments and $2.5 billion and $1.7 billion related to life insurance liabilities at December 31, 1996 and 1995, respectively).

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    The following table summarizes the Company's derivatives, segregated by major categories, as of December 31, 1996 and 1995:


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1996                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,242   $     500    $   2,454     $      --
Inverse floaters(a).....................................................        352          98          856            --
Anticipatory(g).........................................................         --          --           --           132
Other bonds and notes...................................................      7,369         425          440             5
Short-term investments..................................................        661          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     13,624       1,023        3,750           137
Equity securities, policy loans and other investments...................      4,011          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  17,635   $   1,023    $   3,750     $     137
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (10)   $      35     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1995                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,764   $     118    $   3,133     $     322
Inverse floaters(a).....................................................        711         560          354             6
Anticipatory(g).........................................................         --          --           --           213
Other bonds and notes...................................................      7,118          33           66           322
Short-term investments..................................................        807          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     14,400         711        3,553           863
Equity securities, policy loans and other investments...................      3,865          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  18,265   $     711    $   3,553     $     863
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (32)   $      46     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1996                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     941    $      --    $   3,895
Inverse floaters(a).....................................................         346           --        1,300
Anticipatory(g).........................................................          --           --          132
Other bonds and notes...................................................       1,079          125        2,074
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       2,366          125        7,401
Equity securities, policy loans and other investments...................          19           --           19
                                                                          -----------       -----   -----------
    Total investments...................................................   $   2,385    $     125    $   7,420
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $     (25)   $      (9)   $      (9)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1995                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     290    $      --    $   3,863
Inverse floaters(a).....................................................         681           --        1,601
Anticipatory(g).........................................................          25           --          238
Other bonds and notes...................................................         757          187        1,365
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       1,753          187        7,067
Equity securities, policy loans and other investments...................          18           --           18
                                                                          -----------       -----   -----------
    Total investments...................................................   $   1,771    $     187    $   7,085
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $    (108)   $     (24)   $    (118)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------


------------------------

(a) Inverse floaters are variations of collateralized mortgage obligations ("CMOs") for which the coupon rates move inversely with an index rate such as LIBOR. The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and purchased caps and floors.


(b) The fair value of derivative instruments including swaps, caps, floors, futures, options and forward commitments, was determined using a pricing model which is validated through quarterly comparison to dealer quoted market prices, for 1996 and dealer quoted prices for 1995.


(c) The 1996 data includes issued caps of $433 with a weighted average strike rate of 8.21% (ranging from 7.0% to 9.5%) and over 93% maturing in 2000 through 2005. In addition, issued floors totaled $590, had a weighted average strike rate of 5.17% (ranging from 5.00% to 7.85%) with all of them maturing by the end of 2005. The 1995 data includes issued caps of $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% maturing in 2000 through 2004. In addition, issued floors totaled $236, had a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007, with 76% maturing by 2004.


(d) The 1996 data includes purchased floors of $2.4 billion and purchased caps of $1.3 billion. The floors had a weighted average strike rate of 5.84% (ranging from 3.70% to 7.85%) and over 87% mature in 1997 through 1999. The options mature in 1997. The caps had a weighted average strike rate of 7.59% (ranging from 4.40% to 10.125%) and over 76% mature in 1997 through 2001. The 1995 data includes purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors had a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps had a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


(e) As of December 31, 1996 and 1995, over 39% and 95%, respectively, of the notional futures contracts, expire within one year.


(f) As of December 31, 1996 and 1995, over 42% and 25%, respectively, of the Company's foreign currency swaps, expire within one year; the balance mature over the succeeding 4 to 5 years.


(g) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1996, the Company had $1 million in net deferred gains for futures, interest rate swaps and purchased options. The Company expects to basis adjust $1 million of the deferred gains in 1997. At December 31, 1995, the Company had $5.3 million in net deferred gains for futures, interest rate swaps and purchased options.


(h) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1996 and 1995, and the related weighted average interest pay rate or receive rate. The variable rates represent spot rates (primarily 90 day LIBOR), as of December 31, 1996 and 1995. Such variable rates have been calculated assuming that the spot rates remain unchanged throughout the life of the interest rate swaps.


1996                                                             1997         1998         1999         2000         2001
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $--         $50          $125          $35         $125
    Weighted Average Pay Rate                                         --          5.7 %        5.9 %        5.5 %        5.5%
    Weighted Average Receive Rate                                     --          3.2 %         --          6.5 %        6.4%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $86          $25         $486          $74         $582
    Weighted Average Pay Rate                                        7.5 %         --          6.4 %        6.7 %        7.0%
    Weighted Average Receive Rate                                    5.6 %         --          5.6 %        5.7 %        6.2%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $19          $15          $--         $200          $--
    Weighted Average Pay Rate                                        5.9 %        5.7 %         --          6.4 %         --
    Weighted Average Receive Rate                                    3.7 %        5.5 %         --          5.0 %         --
    Total Interest Rate Swaps                                       $105          $90         $611         $309         $707
    Total Weighted Average Pay Rate                                  7.2 %        5.7 %        6.3 %        6.4 %        6.7%
    Total Weighted Average Receive Rate                              5.2 %        3.8 %        4.3 %        5.4 %        6.3%


1995                                                             1996         1997         1998         1999         2000
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                  $15           $50          $--         $453          $31
    Weighted Average Pay Rate                                        5.0 %        7.2 %         --          8.1 %        7.1%
    Weighted Average Receive Rate                                    5.8 %        5.9 %         --          5.8 %        5.7%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                  $100          $68          $25          $25          $35
    Weighted Average Pay Rate                                        5.9 %        8.6 %        5.9 %         --          5.9%
    Weighted Average Receive Rate                                    2.4 %        7.9 %        4.0 %         --          6.5%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $50          $18          $36          $12         $200
    Weighted Average Pay Rate                                        5.8 %         --          3.7 %        3.5 %        4.5%
    Weighted Average Receive Rate                                    5.4 %         --          5.6 %        5.2 %        6.8%
    Total Interest Rate Swaps                                       $165         $136          $61         $490         $266
    Total Weighted Average Pay Rate                                  5.8 %        7.8 %        4.6 %        7.6 %        5.0%
    Total Weighted Average Receive Rate                              3.6 %        7.2 %        4.9 %        5.4 %        6.6%

                                                                                            LATEST
1996                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $170          $505         2003
    Weighted Average Pay Rate                                         5.7  %        5.7 %
    Weighted Average Receive Rate                                     6.9  %        4.7 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $349        $1,602         2007
    Weighted Average Pay Rate                                         6.9  %        6.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                    $44          $278         2003
    Weighted Average Pay Rate                                        12.9  %        7.4 %
    Weighted Average Receive Rate                                     6.4  %        5.2 %
    Total Interest Rate Swaps                                        $563        $2,385         2007
    Total Weighted Average Pay Rate                                   7.0  %        6.6 %
    Total Weighted Average Receive Rate                               6.3  %        5.5 %
                                                                                            LATEST
1995                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $229          $778         2004
    Weighted Average Pay Rate                                         7.8  %        7.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $190          $443         2007
    Weighted Average Pay Rate                                         5.4  %        5.4 %
    Weighted Average Receive Rate                                     6.9  %        6.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $234          $550         2004
    Weighted Average Pay Rate                                        16.3  %        5.7 %
    Weighted Average Receive Rate                                     5.9  %        6.4 %
    Total Interest Rate Swaps                                        $653        $1,771         2007
    Total Weighted Average Pay Rate                                   7.3  %        6.9 %
    Total Weighted Average Receive Rate                               6.3  %        5.8 %



    In addition, interest rate sensitivity related to certain Company insurance liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another was $2.4 billion and $1.7 billion at December 31, 1996 and 1995, respectively. As of December 31, 1996, the weighted average pay rate was 5.6% and the weighted average receive rate was 6.5%. These agreements mature at various times through 2001.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    A reconciliation between notional amounts at December 31, 1995 and 1996 by derivative type and strategy is as follows:


                                                                                        BY DERIVATIVE TYPE
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Caps.....................................................................      $   2,184       $   1,286     $   1,715
Floors...................................................................          2,180           2,053         1,065
Options..................................................................             --              10            --
Swaps/Forwards...........................................................          3,566           3,989         2,694
Futures..................................................................            863           2,092         2,818
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                                            BY STRATEGY
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Liability................................................................      $   1,708       $   1,940     $   1,137
Anticipatory.............................................................            238             516           622
Asset....................................................................          2,984           1,265         2,137
Portfolio................................................................          3,863           5,709         4,396
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Caps.....................................................................      $   1,755
Floors...................................................................          3,168
Options..................................................................             10
Swaps/Forwards...........................................................          4,861
Futures..................................................................            137
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Liability................................................................      $   2,511
Anticipatory.............................................................            132
Asset....................................................................          2,112
Portfolio................................................................          5,176
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------



(H) FAIR VALUE OF FINANCIAL INSTRUMENTS



                                                                                  AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                                                         1996                  1995
                                                                                 --------------------  --------------------
                                                                                 CARRYING     FAIR     CARRYING     FAIR
                                                                                  AMOUNT      VALUE     AMOUNT      VALUE
                                                                                 ---------  ---------  ---------  ---------
ASSETS
  Fixed maturities.............................................................  $  13,624  $  13,624  $  14,400  $  14,400
  Equity securities............................................................        119        119         63         63
  Policy loans.................................................................      3,836      3,836      3,381      3,381
  Mortgage loans...............................................................          2          2        265        265
  Investments in partnerships and trust........................................         48         48         94         97
  Other........................................................................          6         56         62         62
LIABILITIES
  Other policy benefits........................................................  $  11,707  $  11,469  $  12,727  $  12,767



    The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust managements; fair value of derivative instruments, including swaps, caps, floors, futures, and forward commitments, is determined by using a pricing model which is validated through quarterly comparison to dealer quoted market prices; and other policy benefits payable for investment type contracts are determined by estimating future cash flows discounted at the year end market rate.



---------------------------------------------------

 4. INCOME TAX


    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member, including the Company, in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hartford Life for the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.



    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a consolidated federal income tax return. The Company will continue to remit to (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 35%, 32% and 32% in 1996, 1995 and 1994, respectively.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Income tax expense was as follows:



                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Current.............................  $     122  $     211  $     185
  Deferred...........................       (102)      (149)      (120)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------



    A reconciliation of the tax provision at the U.S. federal statutory rate to the provision for income taxes was as follows:



                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Tax provision at U.S. statutory
  rate...............................  $      20  $      67  $      71
  Tax-exempt income..................         --         (3)        (3)
  Foreign tax credit.................         --         (4)        (1)
  Other..............................         --          2         (2)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------



    Income taxes paid were $189, $162 and $244 in 1996, 1995 and 1994, respectively. The current tax refund due from The Hartford to the Company was $72 and $8 as of December 31, 1996 and 1995, respectively.



    Deferred tax assets (liabilities) included the following:



                                                       AS OF
                                                    DECEMBER 31,
                                                --------------------
                                                  1996       1995
                                                ---------  ---------
Tax return deferred acquisition costs.........  $     514  $     410
Financial statement deferred acquisition costs
 and reserves.................................       (242)       138
Employee benefits.............................          8          8
Unrealized (gain) loss on investments.........        (16)        32
Investments and other.........................        210       (168)
                                                ---------  ---------
    Total.....................................  $     474  $     420
                                                ---------  ---------
                                                ---------  ---------



    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In such circumstances, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1996 was $37.



---------------------------------------------------

 5. REINSURANCE


    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers.



    Life insurance net retained premiums were comprised of the following:



                                         YEAR ENDED DECEMBER 31,
                                     -------------------------------
                                       1996       1995       1994
                                     ---------  ---------  ---------
Gross premiums.....................  $   1,834  $   1,545  $   1,316
Insurance assumed..................        173        591        299
Insurance ceded....................       (302)      (649)      (515)
                                     ---------  ---------  ---------
    Total..........................  $   1,705  $   1,487  $   1,100
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------



    Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1996, 1995 and 1994 approximated $140, $220 and $164, respectively.



    In December 1994, the Company ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, the Company ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.



    In May 1994, the Company assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $434 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.



---------------------------------------------------

 6.PENSION PLANS AND OTHER POSTRETIREMENT
   BENEFITS


    The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $2 and $2 in 1996, 1995 and 1994, respectively.



    The Company also provides, through Hartford Fire, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial for 1996, 1995 and 1994, respectively.



    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.



---------------------------------------------------

 7. BUSINESS SEGMENT INFORMATION


    The Company sells financial products such as fixed and variable annuities, retirement plan services, and life insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Investment Products, Individual Life Insurance and Employee Benefits. In addition, the Company also maintains a corporate operation and also classifies certain of its business as Runoff operations. The Investment Products segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, and interest-sensitive whole life policies. The Employee Benefits segment sells corporate owned life insurance. Through its corporate operation, the Company reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company's Runoff operations are comprised of Closed Book GRC. With the exception of Closed Book GRC, net realized capital gains and losses are recognized in the period of realization but are allocated to the segments utilizing durations of the segment portfolios.


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
REVENUES
  Investment Products...............  $   1,013  $     759  $     594
  Individual Life Insurance.........        440        383        375
  Employee Benefits.................      1,366      1,273        919
  Corporate Operations..............         81         52         30
  Runoff Operations.................        (11)       337        481
                                      ---------  ---------  ---------
    Total Revenues..................  $   2,889  $   2,804  $   2,399
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE
  Investment Products...............  $     230  $     172  $     127
  Individual Life Insurance.........         68         56         39
  Employee Benefits.................         43         37         27
  Corporate Operations..............         65         16          8
  Runoff Operations.................       (348)       (90)         2
                                      ---------  ---------  ---------
    Income Before Income Tax
     Expense........................  $      58  $     191  $     203
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
ASSETS
  Investment Products...............  $  53,743  $  40,624  $  29,115
  Individual Life Insurance.........      3,753      3,173      2,808
  Employee Benefits.................     14,515     13,494      7,847
  Corporate Operations..............      1,891      1,729        822
  Runoff Operations.................      3,667      5,177      7,257
                                      ---------  ---------  ---------
    Total Assets....................  $  77,569  $  64,197  $  47,849
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------



---------------------------------------------------

 8. STATUTORY NET INCOME AND SURPLUS


    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1997, without prior approval, is estimated to be $121 million. Statutory net income and surplus as of and for the years ended December 31 were:



                              1996       1995       1994
                            ---------  ---------  ---------
Statutory net income......  $     144  $     112  $      58
Statutory surplus.........  $   1,207  $   1,125  $     941



    The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.



---------------------------------------------------

 9. SEPARATE ACCOUNTS


    The Company maintained separate account assets and liabilities totaling $49.7 billion and $36.3 billion at December 31, 1996 and 1995, respectively, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion and $25.9 billion at December 31, 1996 and 1995, respectively, wherein the policyholder assumes the investment risk, and

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


guaranteed separate account assets totaling $10.3 billion at December 31, 1996 and 1995, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $2.0 billion and $1.7 billion at December 31, 1996 and 1995, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $538, $387 and $256 in 1996, 1995 and 1994, respectively.



    The guaranteed separate accounts include modified guaranteed individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.53% at December 31, 1996. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities at December 31, 1996. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.



---------------------------------------------------

 10. COMMITMENTS AND CONTINGENCIES


    Under insurance guaranty fund laws existing in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $11, $10 and $8 in 1996, 1995 and 1994, respectively, of which $5, $6 and $4 were estimated to be creditable against premium taxes.



    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's business, financial position, or results of operations.



    The rent paid to Hartford Fire for the space occupied by the Company was $3 in 1996, 1995, and 1994. The Company expects to pay annual rent of $7 in 1997, 1998, and 1999, respectively, $12 in 2000 and 2001, and $96 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized on a level basis over the term of the sublease and amounted to approximately $8 in 1996, 1995 and 1994.



---------------------------------------------------

 11. SUBSEQUENT EVENTS


    On February 10, 1997, Hartford Life filed a registration statement with the Securities and Exchange Commission relating to the U.S. and international offerings of shares of Class A common stock (the "Equity Offerings") representing up to 20% ownership of Hartford Life. After completion of the Equity Offerings, The Hartford would own all of the shares of Class B Common Stock (after reclassification of Hartford Life's common stock into Class B Common Stock prior to March 31, 1997). Hartford Life intends to use the estimated net proceeds of the Equity Offerings to make a capital contribution to its insurance subsidiaries, to reduce its third-party indebtedness and for other general corporate purposes.



    The Hartford has advised the Company that its current intent is to continue to beneficially own at least 80% of Hartford Life, but it is under no contractual obligation to do so, except for a limited period. Provided that The Hartford continues to beneficially own at least 80% of the combined voting power or the value of the outstanding capital stock of Hartford Life, Hartford Life will be included for federal income tax purposes in the controlled group of which The Hartford is the common parent. Each member of a controlled group is jointly and severally liable for pension funding and pension termination liabilities of each other member of the controlled group, as well as certain benefit plan taxes. Accordingly, the Company could be liable for pension funding, pension termination liabilities and certain other pension related excise taxes as well as other taxes of another member of The Hartford controlled group in the event any such liability is incurred, and not discharged, by such other member.



    In connection with the proposed Equity Offerings, Hartford Life plans to enter into formal agreements, including a master intercompany agreement, investment management agreements and a new tax sharing agreement, with The Hartford covering such matters as corporate services, approval of certain corporate activities, registration rights, owned and leased space, allocation of expenses, taxes and liabilities, investment advisory services, use of trademarks and certain other corporate matters. As part of the master intercompany agreement, Hartford Life would agree to remit to The Hartford 30% of any shared liabilities for which The Hartford is responsible in respect of the ITT Spin-off, 30% of any taxes which may be assessed to The

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


Hartford relating to the ITT Spin-off and will indemnify The Hartford for certain other tax liabilities. As of December 31, 1996 there was no known liability associated with the ITT Spin-off. Such agreements are meant to maintain the relationship between Hartford Life and The Hartford in a manner consistent in all material respects with past practice. As a result, management believes these agreements should not have a material impact on the results of operations of the Company.



    In addition, under insurance company holding laws, agreements between Hartford Life's insurance subsidiaries and The Hartford must be fair and reasonable and may be subject to the approval of applicable insurance commissioners. The agreements will be intended to maintain the relationship between Hartford Life and The Hartford in a manner generally consistent with past practices. However, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to Hartford Life and its subsidiaries for services provided under these arrangements may be higher or lower than prices that may be charged by third parties.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
  SCHEDULE I -- SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                            AS OF DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                                                               ESTIMATED
                                                                                                                 FAIR
TYPE OF INVESTMENT                                                                                   COST        VALUE
-------------------------------------------------------------------------------------------------  ---------  -----------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................  $     166   $     175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................      1,970       2,003
States, municipalities and political subdivisions................................................        373         368
International governments........................................................................        281         289
Public utilities.................................................................................        877         881
All other corporate including international......................................................      4,656       4,669
All other corporate--asset-backed................................................................      3,601       3,591
Short-term investments...........................................................................      1,655       1,648
                                                                                                   ---------  -----------
Total Fixed Maturities...........................................................................  $  13,579   $  13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................        110         119
Total Fixed Maturities and Equity Securities.....................................................  $  13,689   $  13,743
Other Investments
Policy Loans.....................................................................................      3,836       3,836
Mortgage Loans...................................................................................          2           2
Investments in partnerships and trusts...........................................................         48          48
Futures, options, and miscellaneous..............................................................          6          56
Total Other Investments..........................................................................      3,892       3,942
                                                                                                   ---------  -----------
Total Investments................................................................................  $  17,581   $  17,685
                                                                                                   ---------  -----------
                                                                                                   ---------  -----------

                                                                                                     AMOUNT AT
                                                                                                    WHICH SHOWN
                                                                                                        ON
TYPE OF INVESTMENT                                                                                 BALANCE SHEET
-------------------------------------------------------------------------------------------------  -------------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................   $       175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................         2,003
States, municipalities and political subdivisions................................................           368
International governments........................................................................           289
Public utilities.................................................................................           881
All other corporate including international......................................................         4,669
All other corporate--asset-backed................................................................         3,591
Short-term investments...........................................................................         1,648
                                                                                                   -------------
Total Fixed Maturities...........................................................................   $    13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................           119
Total Fixed Maturities and Equity Securities.....................................................   $    13,743
Other Investments
Policy Loans.....................................................................................         3,836
Mortgage Loans...................................................................................             2
Investments in partnerships and trusts...........................................................            48
Futures, options, and miscellaneous..............................................................             6
Total Other Investments..........................................................................         3,892
                                                                                                   -------------
Total Investments................................................................................   $    17,635
                                                                                                   -------------
                                                                                                   -------------



    Note: The fair values for short-term investments approximate cost.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                                                        FUTURE POLICY
                                                                                      BENEFITS, UNPAID     OTHER POLICY
                                                                                         CLAIMS AND         CLAIMS AND
                                                                   DEFERRED POLICY    CLAIM ADJUSTMENT       BENEFITS
SEGMENT                                                           ACQUISITION COSTS       EXPENSES            PAYABLE
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $   2,030           $   1,554          $   6,599
Individual Life Insurance.......................................            730                 346              2,160
Employee Benefits...............................................             --                 381              9,834
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  --              3,541
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,760           $   2,281          $  22,134
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $   1,561           $   1,314          $   6,204
Individual Life Insurance.......................................            615                 706              1,932
Employee Benefits...............................................             12                 325              9,285
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  28              5,177
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,188           $   2,373          $  22,598
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $   1,244           $     895          $   4,617
Individual Life Insurance.......................................            565                 582              2,543
Employee Benefits...............................................             --                 369              6,911
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  44              7,257
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   1,809           $   1,890          $  21,328
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                                      BENEFITS CLAIMS,    AMORTIZATION OF
                                                                    NET REALIZED          AND CLAIM       DEFERRED POLICY
                                                                  CAPITAL (LOSSES)       ADJUSTMENT         ACQUISITION
SEGMENT                                                                 GAINS             EXPENSES             COSTS
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $      --           $     451          $     175
Individual Life Insurance.......................................             --                 245                 59
Employee Benefits...............................................             --                 546                 --
Corporate Operations............................................              6                  --                 --
Runoff Operations...............................................           (219)                293                 --
                                                                         ------              ------            -------
Consolidated Operations.........................................      $    (213)          $   1,535          $     234
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $      --           $     349          $     117
Individual Life Insurance.......................................             --                 127                 70
Employee Benefits...............................................             --                 496                 --
Corporate Operations............................................            (11)                 33                 --
Runoff Operations...............................................             --                 417                 12
                                                                         ------              ------            -------
Consolidated Operations.........................................      $     (11)          $   1,422          $     199
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $      --           $     383          $      90
Individual Life Insurance.......................................             --                 179                 51
Employee Benefits...............................................             --                 376                 --
Corporate Operations............................................              7                  --                 --
Runoff Operations...............................................             --                 467                  4
                                                                         ------              ------            -------
Consolidated Operations.........................................      $       7           $   1,405          $     145
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                   PREMIUMS AND        NET
                                                                       OTHER       INVESTMENT
SEGMENT                                                           CONSIDERATIONS     INCOME
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $     536      $     477
Individual Life Insurance.......................................           287            153
Employee Benefits...............................................           881            485
Corporate Operations............................................            --             75
Runoff Operations...............................................             1            207
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,705      $   1,397
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $     319      $     436
Individual Life Insurance.......................................           246            137
Employee Benefits...............................................           922            351
Corporate Operations............................................            --             67
Runoff Operations...............................................            --            337
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,487      $   1,328
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $     263      $     330
Individual Life Insurance.......................................           268            108
Employee Benefits...............................................           569            350
Corporate Operations............................................            --             23
Runoff Operations...............................................            --            481
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,100      $   1,292
                                                                        ------     -----------
                                                                        ------     -----------

                                                                   DIVIDENDS TO       OTHER
SEGMENT                                                            POLICYHOLDERS    EXPENSES
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $      --      $     156
Individual Life Insurance.......................................            --             68
Employee Benefits...............................................           635            143
Corporate Operations............................................            --             16
Runoff Operations...............................................            --             44
                                                                        ------     -----------
Consolidated Operations.........................................     $     635      $     427
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $      --      $     115
Individual Life Insurance.......................................            --             55
Employee Benefits...............................................           675            138
Corporate Operations............................................            --             11
Runoff Operations...............................................            --             (2)
                                                                        ------     -----------
Consolidated Operations.........................................     $     675      $     317
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $      --      $     (31)
Individual Life Insurance.......................................            --            107
Employee Benefits...............................................           419            100
Corporate Operations............................................            --             43
Runoff Operations...............................................            --              8
                                                                        ------     -----------
Consolidated Operations.........................................     $     419      $     227
                                                                        ------     -----------
                                                                        ------     -----------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                          GROSS         CEDED TO        ASSUMED FROM       NET
                                                          AMOUNT    OTHER COMPANIES   OTHER COMPANIES     AMOUNT
                                                        ----------  ----------------  ----------------  ----------
Year Ended December 31, 1996
Life Insurance in Force...............................  $  177,094    $    106,146       $   31,957     $  102,905
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,801    $        298       $      169     $    1,672
  Accident and Health Insurance.......................          33               4                4             33
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,834    $        302       $      173     $    1,705
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1995
Life Insurance in Force...............................  $  182,716    $    112,774       $   26,996     $   96,938
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,232    $        325       $      574     $    1,481
  Accident and Health Insurance.......................         313             324               17              6
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,545    $        649       $      591     $    1,487
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1994
Life Insurance in Force...............................  $  136,929    $     87,553       $   35,016     $   84,392
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,008    $        211       $      294     $    1,091
  Accident and Health Insurance.......................         308             304                5              9
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,316    $        515       $      299     $    1,100
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------

                                                          PERCENTAGE OF
                                                         AMOUNT ASSUMED
                                                             TO NET
                                                        -----------------
Year Ended December 31, 1996
Life Insurance in Force...............................          31.1%
Insurance Revenues
  Life Insurance and Annuities........................          10.1%
  Accident and Health Insurance.......................          12.1%
Total.................................................          10.1%
For the Year Ended December 31, 1995
Life Insurance in Force...............................          27.8%
Insurance Revenues
  Life Insurance and Annuities........................          38.8%
  Accident and Health Insurance.......................         283.3%
Total.................................................          39.7%
For the Year Ended December 31, 1994
Life Insurance in Force...............................          41.5%
Insurance Revenues
  Life Insurance and Annuities........................          26.9%
  Accident and Health Insurance.......................          55.6%
Total.................................................          27.2%

                                        PART C

                                  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a) All financial statements are included in Part A and Part B of the Registration Statement.

    (b) (1) Resolution of the board of directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

         (2)  Not applicable.

         (3)  (a)  Principal Underwriter Agreement.(2)

         (3)  (b)  Form of Dealer Agreement.(2)

         (4) Form of Individual Single Premium Immediate Variable Annuity Contract.

         (5)  Form of Application.

         (6)  (a)  Articles of Incorporation of Hartford.

         (6)  (b)  Bylaws of Hartford.(2)

         (7)  Not applicable.

         (8)  Not applicable.

         (9)  Opinion and Consent of Lynda Godkin, General Counsel.

         (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

         (11) No financial statements are omitted.

         (12) Not applicable.

         (13) Schedule of Computation for Performance Quotation.

------------------------------

    1 Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73570, dated May 1, 1995.

    2 Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73570, dated April 29, 1996.

                                          2
         (14) Not applicable.

         (15) Copy of Power of Attorney.

         (16) Organizational Chart.

Item 25. Directors and Officers of the Depositor

NAME, AGE                         POSITION WITH HARTFORD

Wendell J. Bossen                 Vice President
Gregory A. Boyko                  Senior Vice President, Chief Financial
                                  Officer and Treasurer
Peter W. Cummins                  Senior Vice President
Ann M. deRaismes                  Senior Vice President
Timothy M. Fitch                  Vice President and Actuary
Bruce D. Gardner                  Vice President and Director*
Joseph H. Gareau                  Executive Vice President and Chief Investment
                                  Officer, Director*
John P. Ginnetti                  Executive Vice President and Director, Asset
                                  Management Services, Director*
Lynda Godkin                      Senior Vice President, General Counsel, and
                                  Corporate Secretary
Lois W. Grady                     Vice President
David A. Hall                     Vice President and Actuary
Stephen T. Joyce                  Vice President
Robert A. Kerzner                 Vice President
Andrew W. Kohnke                  Vice President
Stephen M. Maher                  Vice President and Actuary
William B. Malchodi, Jr.          Vice President and Director of Taxes
Thomas M. Marra                   Executive Vice President and Director
                                  Individual Life and Annuity Division,
                                  Director*
Robert F. Nolan                   Vice President
Joseph J. Noto                    Vice President
Leonard E. Odell, Jr.             Senior Vice President, Director*
Craig D. Raymond                  Senior Vice President and Chief Actuary

NAME, AGE                         POSITION WITH HARTFORD

Donald A. Salama                  Vice President
Timothy P. Schiltz                Vice President
Lowndes A. Smith                  President, Chief Executive Officer, Director*
Edward J. Sweeney                 Vice President
Raymond P. Welnicki               Senior Vice President and Director, Employee
                                  Benefit Division, Director*
Walter C. Welsh                   Senior Vice President
James J. Westervelt               Senior Vice President and Group Controller
Lizabeth H. Zlatkus               Senior Vice President, Director*
David M. Znamierowski             Senior Vice President

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners

         As of March 31, 1997 there were no Contract Owners.

Item 28. Indemnification

         Under Section 33-320a of the Connecticut General Statutes, the Registrant must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorney's fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when it is determined by certain disinterested parties that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonably entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be fully adjudged not to have breached his duty to the Registrant or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrant's securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine.

         The foregoing statements are specifically made subject to the detailed provisions of Section 33-320a.

         The directors and officers of Hartford and Hartford Securities Distribution Company,

         Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group,
         Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

    (a) HSD acts as principal underwriter for the following investment companies:

         Hartford Life Insurance Company - Separate Account One
         Hartford Life Insurance Company - Separate Account Two
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
         Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
         Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
         Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
         Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
         Hartford Life Insurance Company - Separate Account Three
         Hartford Life Insurance Company - Separate Account Five
         ITT Hartford Life and Annuity Insurance Company - Separate Account One ITT Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Three
         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Five
         ITT Hartford Life and Annuity Insurance Company - Separate Account Six American Maturity Life Insurance Company - Separate Account AMLVA

    (b)       Directors and Officers of HSD

              Name and Principal                 Positions and Offices
               Business Address                     With Underwriter
              ------------------                 ---------------------

              Lowndes A. Smith         President
              John P. Ginnetti         Executive Vice President, Director
              Thomas M. Marra          Executive Vice President, Director
              Peter W. Cummins         Vice President
              Donald E. Waggaman, Jr.  Treasurer
              Lynda Godkin             Secretary
              George R. Jay            Controller
              Michael Wilder           Director

         Unless otherwise indicated, the principal business address of each the above individuals is P. O. Box 2999, Hartford, Connecticut 06104-2999.


Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32. Undertakings

    (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

    (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

    (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

         The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. Registrant has complied with conditions one through four of the no-action letter.

                                      SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 7th day of May, 1997.


HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT TWO
    (Registrant)

*By:  /s/ Peter W. Cummins                       *By:    /s/ Lynda Godkin
    ------------------------------------------       -------------------------
    Peter W. Cummins, Senior Vice President           Lynda Godkin
                                                      Attorney-in-Fact


ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    (Depositor)

*By:   /s/ Peter W. Cummins
    ------------------------------------------
    Peter W. Cummins, Senior Vice President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Bruce D. Gardner, Vice President, Director *
Joseph H. Gareau, Executive Vice               *By:    /s/ Lynda Godkin
   President & Chief Investment                     ----------------------
   Officer, Director *                                  Lynda Godkin
John P. Ginnetti, Executive Vice                        Attorney-in-Fact
   President, Director*
Thomas M. Marra, Executive Vice                Dated: May 7, 1997
   President, Director*
Leonard E. Odell, Jr., Senior Vice
   President, Director*
Lowndes A. Smith, President &
   Chief Executive Officer, Director *
Raymond P. Welnicki, Senior Vice
   President, Director*
Lizabeth H. Zlatkus, Vice President,
   Director *

                                    EXHIBIT INDEX

(4)       Form of Individual Single Premium Immediate Variable Annuity Contract.

(5)       Form of Application.

(6)(a)    Articles of Incorporation of Hartford.

(9)       Opinion and Consent of Lynda Godkin, General Counsel.

(10)      Consent of Arthur Andersen LLP, Independent Public Accountants.

(13)      Schedule of Computation for Performance Quotation.

(15)      Copy of Power of Attorney.

(16)      Organizational Chart.